UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 6-K


        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of May, 2003

                            GRUPO TELEVISA, S.A.
                -------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Sante Fe 01210 Mexico, D.F.
----------------------------------------------------------------------------
                  (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

           Form 20-F    X                         Form 40-F
                     ------                                 ------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             Yes                                     No     X
                ------                                   ------


     (If "Yes" is marked indicate below the file number assigned to
the registrant in connection with Rule 12g-3-2(b): 82         .)

      MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                      QUARTER:  1    YEAR:  2003
GRUPO TELEVISA, S.A.

                            DIRECTOR REPORT (1)


                                          ANNEX 1
                                                                 PAGE 1
                                                              CONSOLIDATED
                                                             FINAL PRINTING
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MEXICO CITY, D.F., APRIL 29, 2003 -- GRUPO TELEVISA,  S.A.  (NYSE:TV;  BMV:
TLEVISA CPO) TODAY ANNOUNCED RESULTS FOR THE FIRST QUARTER OF 2003. RESULTS, WHICH ARE ATTACHED, ARE IN MILLIONS OF MEXICAN PESOS AND HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN GAAP, AND ADJUSTED TO PESOS IN PURCHASING POWER AS OF MARCH 31, 2003.

NET SALES

NET SALES INCREASED 4.8% TO PS.4,811.8 MILLION IN THE FIRST QUARTER OF 2003 FROM PS.4,592.7 MILLION IN THE FIRST QUARTER OF 2002.

THE INCREASE IN NET SALES WAS LED BY: I) HIGHER REVENUES IN THE TELEVISION BROADCASTING SEGMENT MAINLY DUE TO AN INCREASE IN ADVERTISING TIME SOLD, AS WELL AS THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO; II) DOUBLE DIGIT REVENUE GROWTH IN THE PROGRAMMING LICENSING SEGMENT, REFLECTING HIGHER ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAMMING LICENSING AGREEMENT; III) HIGHER SALES IN THE PROGRAMMING FOR PAY TELEVISION SEGMENT; AND IV) AN INCREASE IN SALES IN THE PUBLISHING AND PUBLISHING DISTRIBUTION SEGMENTS, THE LATTER OF WHICH IS MAINLY DUE TO THE ACQUISITION OF A DISTRIBUTION COMPANY IN CHILE DURING THE SECOND QUARTER OF 2002. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER REVENUES IN THE CABLE TELEVISION, OTHER BUSINESSES AND RADIO SEGMENTS.

EBITDA

EBITDA IS DEFINED AS OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION. THE COMPANY'S EBITDA IN THE FIRST QUARTER OF 2003 INCREASED 14.9% TO PS.1,304.7 MILLION FROM PS.1,135.1 MILLION REPORTED IN THE SAME PERIOD OF 2002, AND EBITDA MARGIN INCREASED TO 27.1% FROM 24.7% IN THE SAME PERIOD OF 2002.

OPERATING INCOME

OPERATING INCOME INCREASED 19.6% TO PS.926.9 MILLION IN THE FIRST QUARTER OF 2003 FROM PS.774.9 MILLION REPORTED IN THE SAME PERIOD OF 2002. THESE INCREASES PRIMARILY RESULTED FROM REVENUE GROWTH AND LOWER OPERATING
EXPENSES, PARTIALLY OFFSET BY HIGHER COSTS OF SALES, MAINLY FROM THE ACQUISITION OF THE DISTRIBUTION COMPANY IN CHILE, AS WELL AS HIGHER DEPRECIATION AND AMORTIZATION COSTS.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS OF PS.377.8 MILLION AND PS.360.2 MILLION IN THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY.

NET INCOME

THE COMPANY GENERATED NET INCOME IN THE AMOUNT OF PS.250.1 MILLION IN THE FIRST QUARTER OF 2003, AS COMPARED TO A NET INCOME OF PS.70.1 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THE NET INCREASE OF PS.180.0 MILLION REFLECTED A PS.152.0 MILLION INCREASE IN OPERATING INCOME; A PS.50.5 MILLION DECREASE IN RESTRUCTURING AND NON-RECURRING CHARGES; A PS.2.8 MILLION DECREASE IN OTHER EXPENSE-NET; A PS.58.2 MILLION DECREASE IN LOSS FROM DISCONTINUED OPERATIONS; AND A DECREASE OF PS.31.1 MILLION IN MINORITY INTEREST. THESE FAVORABLE CHANGES WERE PARTIALLY OFFSET BY A PS.30.1 MILLION INCREASE IN INTEGRAL COST OF FINANCING; A PS.64.1 MILLION INCREASE IN INCOME TAXES AND A PS.20.4 MILLION INCREASE IN EQUITY IN RESULTS FROM AFFILIATES.

RESULTS BY BUSINESS SEGMENTS

TELEVISION BROADCASTING

THE INCREASE OF 2.2% (PS.2,937.7 MILLION AND PS.2,874.5 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) IN TELEVISION BROADCASTING SALES IS MAINLY ATTRIBUTABLE TO FOUR FACTORS: I) AN INCREASE IN ADVERTISING TIME SOLD; II) THE POLITICAL ADVERTISING CAMPAIGNS FOR THE MID-TERM ELECTIONS IN MEXICO; III) THE GREAT SUCCESS OF THE PROGRAM BIG BROTHER II; AND IV) AN INCREASE OF 17% IN LOCAL SALES DRIVEN BY CHANNEL 4TV, OUR LOCAL CHANNEL IN MEXICO CITY AND THE SURROUNDING AREA. THESE FACTORS CONTRIBUTED TO A LOW SINGLE DIGIT INCREASE IN SALES FOR THIS SEGMENT FOR THE FIRST QUARTER OF 2003, IN LINE WITH OUR EXPECTATIONS.

TELEVISION BROADCASTING EBITDA INCREASED 7.7% (PS.1,058.5 MILLION AND PS.983.2 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) RELATED TO HIGHER SALES, A 2.5% REDUCTION IN OPERATING EXPENSES AND A MARGINAL DECREASE IN COST OF SALES. OPERATING INCOME INCREASED 6.9% (PS.812.6 MILLION AND PS.760.5 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO THE INCREASE IN EBITDA, PARTIALLY OFFSET BY HIGHER DEPRECIATION AND AMORTIZATION COSTS.

PROGRAMMING FOR PAY TELEVISION

THE 13.3% (PS.156.0 MILLION AND PS.137.7 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) INCREASE IN PROGRAMMING FOR PAY TELEVISION SALES RESULTED FROM HIGHER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN MEXICO, AS WELL AS A MARGINAL SALES INCREASE IN LATIN AMERICA, PARTIALLY OFFSET BY LOWER REVENUES FROM SIGNALS SOLD TO PAY TELEVISION SYSTEMS IN SPAIN.

OPERATING INCOME INCREASED 66.2% (PS.23.1 MILLION AND PS.13.9 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO HIGHER SALES AND LOWER OPERATING EXPENSES, PARTIALLY OFFSET BY HIGHER SIGNAL COSTS.

PROGRAMMING LICENSING

THE 26.7% (PS.406.7 MILLION AND PS.321.1 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) INCREASE IN PROGRAMMING LICENSING SALES IS ATTRIBUTABLE TO: I) AN INCREASE IN THE ROYALTIES PAID TO THE COMPANY BY UNIVISION UNDER THE UNIVISION PROGRAMMING LICENSING AGREEMENT, WHICH AMOUNTED TO U.S.$21.1 MILLION, INCLUDING THE ROYALTY FROM THE TELEFUTURA NETWORK, WHICH THE COMPANY BEGAN RECEIVING IN THE FIRST QUARTER OF 2003;
II) HIGHER EXPORT SALES TO ASIA; AND III) THE TRANSLATION EFFECT OF FOREIGN CURRENCY DENOMINATED SALES OF PS.42.8 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY LOWER EXPORT SALES TO LATIN AMERICA BECAUSE OF THE DIFFICULT ECONOMIC CONDITIONS IN THAT REGION.

OPERATING INCOME HAD AN IMPRESSIVE INCREASE OF 230.9% (PS.122.1 MILLION AND PS.36.9 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY), REFLECTING HIGHER SALES AND LOWER COSTS OF SALES, PARTIALLY OFFSET BY AN INCREASE IN OPERATING EXPENSES.

PUBLISHING

THE 10.0% (PS.342.7 MILLION AND PS.311.5 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) INCREASE IN PUBLISHING SALES WAS RELATED TO A HIGHER NUMBER OF MAGAZINES AND ADVERTISING PAGES SOLD IN MEXICO, HIGHER ADVERTISING PAGES SOLD ABROAD, AND THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES, WHICH AMOUNTED TO PS.14.5 MILLION. THESE INCREASES WERE PARTIALLY OFFSET BY A DECREASE IN THE NUMBER OF MAGAZINES SOLD ABROAD.

PUBLISHING EBITDA INCREASED 3.2% (PS.29.0 MILLION AND PS.28.1 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) ATTRIBUTABLE TO HIGHER SALES, PARTIALLY OFFSET BY INCREASES IN COST OF SALES AND OPERATING EXPENSES RELATED TO THE NEW MAGAZINES LAUNCHED, AN INCREASE IN PROMOTION AND ADVERTISING COSTS, AS WELL AS BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED COSTS AND EXPENSES. PUBLISHING OPERATING INCOME INCREASED 15.2% (PS.24.3 MILLION AND PS.21.1 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A REDUCTION IN AMORTIZATION AND DEPRECIATION COSTS.


PUBLISHING DISTRIBUTION

PUBLISHING DISTRIBUTION SALES INCREASED BY 80.4% (PS.366.1 MILLION AND PS.202.9 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO THE INCREMENTAL REVENUE GENERATED BY THE ACQUISITION OF THE DISTRIBUTION COMPANY IN CHILE IN THE SECOND QUARTER OF 2002, IN THE AMOUNT OF PS.183.1 MILLION FOR THE FIRST QUARTER OF 2003, AS WELL AS BY THE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES.

OPERATING RESULT DECREASED TO A LOSS OF PS.3.7 MILLION DUE TO HIGHER OPERATING EXPENSES, REFLECTING A PROVISION FOR DOUBTFUL TRADE ACCOUNTS IN LATIN AMERICA, PARTICULARLY IN COLOMBIA, PARTIALLY OFFSET BY HIGHER SALES.

CABLE TELEVISION

CABLE TELEVISION SALES DECREASED 17.9% (PS.240.5 MILLION AND PS.292.9 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A SUBSTANTIAL DECREASE OF SUBSCRIBERS AS COMPARED TO THE FIRST QUARTER OF THE PREVIOUS YEAR, DRIVEN MOSTLY BY PRICE INCREASES DERIVED FROM THE 10% TELECOMMUNICATION TAX AND THE INCREASE IN SUBSCRIBER PIRACY RESULTING THEREOF. THE SUBSCRIBER BASE DECREASED TO APPROXIMATELY 403,000, OF WHICH OVER 64,000 SUBSCRIBERS HAVE DIGITAL SERVICE, AS OF THE END OF THE FIRST QUARTER OF 2003.

OPERATING INCOME DECREASED (PS.29.2 MILLION AND PS.64.5 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO LOWER SALES AND HIGHER DEPRECIATION AND AMORTIZATION COSTS, DRIVEN BY THE UPGRADING PROCESS IN THE NETWORK AND THE ACQUISITION OF COMPUTER EQUIPMENT, PARTIALLY OFFSET BY LOWER COST OF SALES AND OPERATING EXPENSES.

RADIO

RADIO SALES DECREASED 5.0% (PS.55.6 MILLION AND PS.58.5 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) DUE TO A DECLINE IN ADVERTISING TIME SOLD. HOWEVER, EBITDA AMOUNTED TO PS.1.3 MILLION (2.3% EBITDA MARGIN), REFLECTING LAST YEAR'S RESTRUCTURING INITIATIVES.

OPERATING LOSS DECREASED TO PS.2.3 MILLION IN THE FIRST QUARTER OF 2003 FROM A LOSS OF PS.2.8 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE IS ATTRIBUTABLE TO LOWER COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY LOWER SALES.

OTHER BUSINESSES

THE DECREASE IN OTHER BUSINESSES SALES (PS.388.6 MILLION AND PS.433.0 MILLION FOR THE FIRST QUARTER OF 2003 AND 2002, RESPECTIVELY) WAS PRIMARILY DUE TO LOWER SALES IN THE NATIONWIDE PAGING AND DISTRIBUTION OF FEATURE FILM BUSINESSES. THESE DECREASES WERE PARTIALLY OFFSET BY HIGHER SALES IN THE SPORTS EVENTS BUSINESS. IN THE FIRST QUARTER OF 2003 OTHER BUSINESSES EBITDA AMOUNTED TO PS.16.4 MILLION (4.2% EBITDA MARGIN) AS COMPARED TO A NEGATIVE PS.6.7 MILLION IN THE FIRST QUARTER OF 2002, MAINLY REFLECTING A REDUCTION OF COST OF SALES AND OPERATING EXPENSES IN THE INTERNET PORTAL, SPORTS EVENTS AND NATIONWIDE PAGING BUSINESSES.

OPERATING LOSS DECREASED TO PS.47.9 MILLION IN THE FIRST QUARTER OF 2003 FROM A LOSS OF PS.85.7 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS FAVORABLE VARIANCE WAS LED BY THE SUBSTANTIAL DECREASE IN COST OF SALES AND OPERATING EXPENSES, PARTIALLY OFFSET BY LOWER REVENUES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE FIRST QUARTER OF 2003 AND 2002, AMOUNTED TO PS.82.1 MILLION AND PS.107.5 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

CORPORATE EXPENSES FOR THE FIRST QUARTER OF 2003 AND 2002, AMOUNTED TO PS.30.5 AND PS.34.8 MILLION, RESPECTIVELY.

DISPOSED OPERATIONS

NET SALES OF DISPOSED OPERATION FOR THE FIRST QUARTER OF 2002, AMOUNTED TO PS.68.1 MILLION.

THE OPERATING RESULT FROM DISPOSED OPERATIONS FOR THE FIRST QUARTER OF 2002 AMOUNTED TO AN OPERATING INCOME OF PS.1.2 MILLION.

SKY

INNOVA, S. DE R.L. DE C.V., IS A NON-CONSOLIDATED BUSINESS OF GRUPO TELEVISA AND THE PAY-TV MARKET LEADER IN MEXICO. IT PROVIDES DIRECT-TO-HOME SATELLITE TELEVISION SERVICES UNDER THE SKY BRAND NAME. FINANCIAL AND OPERATING UNAUDITED HIGHLIGHTS OF INNOVA, OF WHICH TELEVISA OWNS 60%, NEWS CORP. 30%, AND LIBERTY MEDIA 10%, ARE AS FOLLOWS:

     o THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED 11.2% TO 779,700 AS OF MARCH 31, 2003 AS COMPARED TO THE FIRST QUARTER OF THE PREVIOUS YEAR.
     o    REVENUES  INCREASED  2.1% DUE TO THE  INCREASE IN ITS  SUBSCRIBER
          BASE.
     o EBITDA FOR THE FIRST QUARTER OF 2003 INCREASED 20.4% TO PS.260.5 MILLION FROM PS.216.3 MILLION FOR THE SAME PERIOD OF THE PRIOR YEAR. AS A RESULT, EBITDA MARGIN INCREASED 17.9% FROM 25.1% TO 29.6%.
     o EBIT FOR THE FIRST QUARTER OF 2003 IMPROVED PS.91.3 MILLION TO A POSITIVE PS.60.1 MILLION FROM PS.(31.2) MILLION FOR THE SAME PERIOD OF THE PRIOR YEAR. AS A RESULT, EBIT MARGIN SUBSTANTIALLY INCREASED FROM A NEGATIVE 3.6% TO A POSITIVE 6.8%.
     o SKY DID NOT REQUIRE ADDITIONAL FUNDING FROM ITS SHAREHOLDERS DURING THE LAST FOUR QUARTERS.
     o ON MARCH 19, 2003, THE COURT ISSUED A RESOLUTION FAVORABLE TO INNOVA THAT WOULD RECOVER FROM THE MEXICAN TAX AUTHORITIES A PORTION OF THE TAXES IT PAID DURING THE 2001 AND 2002 FISCAL PERIODS, AS WELL AS FOR JANUARY AND FEBRUARY 2003. RECOVERY OF THESE TAXES WOULD SIGNIFICANTLY REDUCE INNOVA'S NEED FOR ADDITIONAL CAPITAL CONTRIBUTIONS DURING THE YEAR.
     o SKY CONTINUES TO OFFER THE HIGHEST QUALITY CONTENT IN THE MEXICAN PAY TV INDUSTRY.

NON-OPERATING RESULTS

INTEGRAL COST OF FINANCING

THE EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.30.1 MILLION, OR 19.9%, TO PS.181.3 MILLION FOR THE FIRST QUARTER ENDED MARCH 31, 2003 FROM PS.151.2 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS VARIANCE REFLECTS: I) A PS.212.8 MILLION INCREASE IN NET FOREIGN EXCHANGE LOSS, PRIMARILY DUE TO THE 3.1% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE FIRST QUARTER ENDED MARCH 31, 2003, VERSUS A 1.7% APPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR DURING THE FIRST QUARTER ENDED MARCH 31, 2002; II) A PS.47.6 MILLION INCREASE IN INTEREST EXPENSE, PRIMARILY AS A RESULT OF A HIGHER LEVEL OF DEBT OUTSTANDING DURING THE FIRST QUARTER OF 2003 AS COMPARED WITH LAST YEAR'S COMPARABLE PERIOD, AND PARTIALLY OFFSET BY A NET GAIN ATTRIBUTABLE TO INTEREST SWAP CONTRACTS OUTSTANDING IN THE FIRST QUARTER OF 2003; AND
III) A PS.12.0 MILLION INCREASE IN LOSS FROM MONETARY POSITION PRIMARILY AS A RESULT OF A MARGINAL INCREASE IN THE COMPANY'S NET ASSET MONETARY POSITION DURING THE FIRST QUARTER OF 2003 AS COMPARED TO THE FIRST QUARTER OF 2002. THESE INCREASES IN THE INTEGRAL COST OF FINANCING WERE PARTIALLY OFFSET BY: I) A PS.225.1 MILLION DECREASE IN NET FOREIGN EXCHANGE LOSS RESULTING FROM THE HEDGE OF THE COMPANY'S U.S.$600 MILLION LONG-TERM DEBT SECURITIES MATURING IN 2011 AND 2032 WITH THE COMPANY'S NET INVESTMENT IN UNIVISION BEGINNING MARCH 1, 2002; AND II) A PS.17.2 MILLION INCREASE IN INTEREST INCOME, PRIMARILY AS A RESULT OF A HIGHER AVERAGE AMOUNT OF TEMPORARY INVESTMENTS DURING THE FIRST QUARTER OF 2003 AS COMPARED WITH THE FIRST QUARTER OF 2002.

RESTRUCTURING AND NON-RECURRING CHARGES

RESTRUCTURING AND NON-RECURRING CHARGES DECREASED BY PS.50.5 MILLION, OR 49.1%, TO PS.52.4 MILLION FOR THE FIRST QUARTER OF 2003 FROM PS.102.9 MILLION FOR LAST YEAR'S COMPARABLE PERIOD. THIS DECREASE PRIMARILY REFLECTS THE NON-RECURRING CHARGE TAKEN IN THE FIRST QUARTER OF 2002 IN CONNECTION WITH THE WRITE-OFF OF EXCLUSIVE RIGHTS LETTERS FOR SOCCER PLAYERS, AS WELL AS A REDUCTION IN RESTRUCTURING CHARGES IN CONNECTION WITH WORK FORCE LAY-OFFS IN THE FIRST QUARTER OF 2003 AS COMPARED TO THE FIRST QUARTER OF 2002.

OTHER EXPENSE-NET

OTHER EXPENSE-NET DECREASED BY PS.2.8 MILLION, OR 1.8%, TO PS.154.4 MILLION FOR THE FIRST QUARTER OF 2003 FROM PS.157.2 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS DECREASE PRIMARILY REFLECTS A REDUCTION IN DISPOSITION OF ASSETS, A REDUCTION IN THE PROVISION FOR DOUBTFUL NON-TRADE ACCOUNTS, AND A REDUCTION IN THE AMORTIZATION OF EXPENSES RELATED TO DTH SERVICES. THESE REDUCTIONS WERE PARTIALLY OFFSET BY AN INCREASE IN THE AMORTIZATION OF GOODWILL, PRIMARILY GOODWILL RECOGNIZED IN CONNECTION WITH THE COMPANY'S EQUITY INVESTMENT IN SHARES OF UNIVISION COMMON STOCK IN FEBRUARY AND APRIL 2002, AND THE ACQUISITION OF THE 40% OF THE SHARES OUTSTANDING OF OCESA ENTRETENIMIENTO IN OCTOBER 2002.

INCOME TAXES

INCOME TAX, ASSETS TAX AND EMPLOYEES' PROFIT SHARING INCREASED BY PS.64.1 MILLION TO PS.184.8 MILLION FOR THE FIRST QUARTER OF 2003 FROM A TAX PROVISION OF PS.120.7 MILLION FOR THE FIRST QUARTER OF 2002. THIS INCREASE PRIMARILY REFLECTS A HIGHER INCOME BEFORE TAXES FOR THE FIRST QUARTER OF 2003 AS COMPARED TO THE FIRST QUARTER OF 2002.

EQUITY IN RESULTS OF AFFILIATES

EQUITY IN RESULTS OF AFFILIATES INCREASED BY PS.20.4 MILLION, OR 19.9%, TO A LOSS OF PS.123.1 MILLION FOR THE FIRST QUARTER OF 2003 FROM A LOSS OF PS.102.7 MILLION IN LAST YEAR'S COMPARABLE PERIOD. THIS INCREASE PRIMARILY REFLECTS THE COMPANY'S CAPITAL CONTRIBUTIONS IN SKY MULTI-COUNTRY PARTNERS ("SMCP," THE COMPANY'S DTH JOINT VENTURE WITH OPERATIONS IN COLOMBIA AND CHILE) FOR THE AMOUNT OF APPROXIMATELY U.S.$5.0 MILLION IN THE FIRST QUARTER OF 2003, AS WELL AS THE INCREASE IN THE AMOUNT OF THE U.S. DOLLAR LONG-TERM NOTES AND INTEREST RECEIVABLE FROM INNOVA (THE COMPANY'S DTH JOINT VENTURE IN MEXICO), AS A RESULT OF BOTH THE 3.1% DEPRECIATION OF THE MEXICAN PESO AS COMPARED TO THE U.S. DOLLAR IN THE FIRST QUARTER OF 2003
AND THE RELATED INTEREST GENERATED IN THE FIRST QUARTER OF 2003. THE COMPANY'S NET INVESTMENTS IN INNOVA AND SMCP ARE REPRESENTED BY EQUITY LOSSES RECOGNIZED IN EXCESS OF CAPITAL CONTRIBUTIONS MADE AND LONG-TERM LOANS PROVIDED BY THE COMPANY BUT NOT IN EXCESS OF THE LIABILITIES OF THESE DTH JOINT VENTURES BEING GUARANTEED BY THE COMPANY. AS OF MARCH 31, 2003, THE COMPANY'S GUARANTEED LIABILITIES OF INNOVA AND SMCP AMOUNTED TO PS.871.9 MILLION AND PS. 808.4 MILLION, RESPECTIVELY.

MINORITY INTEREST

THE MINORITY INTEREST REFLECTS THE PORTION OF THE OPERATING RESULTS ATTRIBUTABLE TO THE INTEREST HELD BY THIRD PARTIES IN THE BUSINESSES WHICH ARE NOT WHOLLY-OWNED BY THE COMPANY, INCLUDING THE COMPANY'S CABLE TELEVISION, RADIO AND NATIONWIDE PAGING BUSINESSES.

MINORITY INTEREST DECREASED BY PS.31.1 MILLION TO A CREDIT OF PS.19.2 MILLION FOR THE FIRST QUARTER ENDED MARCH 31, 2003 FROM A CHARGE OF PS.11.9 MILLION FOR THE FIRST QUARTER ENDED MARCH 31, 2002. THIS DECREASE PRIMARILY REFLECTS A DECREASE IN THE NET INCOME OF THE COMPANY'S CABLE TELEVISION SEGMENT FOR THE FIRST QUARTER OF 2003, AS COMPARED TO THE FIRST QUARTER OF 2002.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES, ACQUISITIONS AND INVESTMENTS

IN THE FIRST QUARTER OF 2003, THE COMPANY INVESTED APPROXIMATELY U.S.$14.4 MILLION IN PROPERTY, PLANT AND EQUIPMENT AS CAPITAL EXPENDITURES, OF WHICH APPROXIMATELY U.S.$2.4 MILLION IS RELATED TO CABLEVISION. ADDITIONALLY, THE COMPANY INVESTED APPROXIMATELY U.S.$5.0 MILLION IN ITS MULTI-COUNTRY DTH VENTURE IN SOUTH AMERICA, AND APPROXIMATELY U.S.$38 MILLION FOR THE REMAINING BALANCE OF THE ACQUISITION OF OCESA ENTRETENIMIENTO, THE LIVE ENTERTAINMENT COMPANY IN WHICH THE COMPANY HOLDS A 40% STAKE. INNOVA DID NOT REQUIRE FUNDING FROM GRUPO TELEVISA OR ANY OF ITS OTHER SHAREHOLDERS.

RELATED PARTY TRANSACTION

THE BOARD OF DIRECTORS APPROVED A RELATED PARTY TRANSACTION, WHICH INVOLVES THE ACQUISITION BY TELEVISA OF A COMPANY WHICH, UPON THE CONSUMMATION OF SUCH ACQUISITION, WILL HAVE NO LIABILITIES AND ITS ASSETS WILL CONSIST BASICALLY OF 1,603,901 CPOS AND NET OPERATING LOSSES OF APPROXIMATELY PS.6,457 MILLION, WHICH IS THE EQUIVALENT OF U.S.$619 MILLION. THE TOTAL CONSIDERATION PAID FOR SUCH COMPANY WILL BE APPROXIMATELY U.S.$83 MILLION. THE TERMS OF THIS ACQUISITION HAVE BEEN APPROVED BY TELEVISA'S AUDIT COMMITTEE. THE COMPLETION OF THIS PURCHASE IS SUBJECT TO A NUMBER OF CONDITIONS. THIS ACQUISITION WILL STRENGTHEN THE COMPANY'S CASH FLOW GENERATION IN THE FOLLOWING YEARS.

DEBT

AS OF MARCH 31, 2003, THE COMPANY'S LONG-TERM DEBT AMOUNTED TO PS.13,625.0 MILLION, AND ITS SHORT-TERM DEBT WAS PS.1,280.7 MILLION, AS COMPARED TO PS.13,574.1 MILLION AND PS.344.4 MILLION, RESPECTIVELY, AS OF MARCH 31, 2002.

SHARE BUYBACK PROGRAM

AS OF APRIL 29, 2003, THE COMPANY HAD REPURCHASED APPROXIMATELY 33.1 MILLION SHARES IN THE FORM OF 11.0 MILLION CPOS FOR APPROXIMATELY PS.147.3 MILLION, UNDER ITS SHARE REPURCHASE PROGRAM.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT IN THE FIRST QUARTER OF 2003, TELEVISA CONTINUE TO DELIVER STRONG RATINGS AND AUDIENCE SHARE. DURING WEEKDAY PRIME TIME (19:00 TO 23:00 - MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 72.8%; IN PRIME TIME (16:00 TO 23:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 70.5%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00 - MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.7%.

ADDITIONALLY, DURING THE FIRST QUARTER OF 2003, TELEVISA AIRED 93 OF THE 100 MOST POPULAR PROGRAMS. CHANNEL 2 CONTINUES TO BE THE LEADER IN MEXICAN TELEVISION LARGELY DUE TO THE SUCCESS OF THE FOLLOWING TELENOVELAS: "LAS VIAS DEL AMOR," "NINA, AMADA MIA," "CLASE 406" AND "ASI SON ELLAS."

OUTLOOK FOR 2003

CONSIDERING OUR FIRST QUARTER RESULTS AND THE POLITICAL ADVERTISING THAT WE EXPECT TO RECEIVE DURING THE SECOND QUARTER, THE COMPANY CONTINUES TO BELIEVE IT IS ON TRACK TO DELIVER FOR THE FULL YEAR 2003: I) LOW SINGLE DIGIT REVENUE GROWTH AND EBITDA MARGIN AT 40% IN THE TELEVISION BROADCASTING SEGMENT; AND II) CONSOLIDATED EBITDA MARGIN AT 30%.



GRUPO TELEVISA S.A., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD, AND A MAJOR PLAYER IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PROGRAMMING FOR PAY TELEVISION, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, PUBLISHING AND PUBLISHING DISTRIBUTION, CABLE TELEVISION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND SHOW BUSINESS PROMOTIONS, PAGING SERVICES, FEATURE FILM PRODUCTION AND DISTRIBUTION, DUBBING, AND THE OPERATION OF A HORIZONTAL INTERNET PORTAL. GRUPO TELEVISA ALSO HAS AN UNCONSOLIDATED EQUITY STAKE IN UNIVISION, THE LEADING SPANISH-LANGUAGE TELEVISION COMPANY IN THE UNITED STATES.

THIS DIRECTOR REPORT CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY'S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS DIRECTOR REPORT SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN "ITEM 1. DESCRIPTION OF BUSINESS - CAUTIONARY STATEMENT" IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS DIRECTOR REPORT AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                    QUARTER:  1    YEAR:  2003
GRUPO TELEVISA, S.A.

                       FINANCIAL STATEMENT NOTES (1)


                                        ANNEX 2                    PAGE 1
                                                                 CONSOLIDATED
                                                                FINAL PRINTING
-------------------------------------------------------------------------------

                           GRUPO TELEVISA, S.A.
           NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
            FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002
           (IN THOUSANDS OF MEXICAN PESOS IN PURCHASING POWER AS
            OF MARCH 31, 2003, EXCEPT PER SHARE AND UDI VALUES)


1.   ACCOUNTING POLICIES:

     THE CONDENSED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A. (THE "COMPANY") AND ITS CONSOLIDATED SUBSIDIARIES (COLLECTIVELLY, THE "GROUP"), AS OF MARCH 31, 2003 AND 2002, AND FOR THE THREE MONTHS ENDED ON THOSE
DATES,  ARE  UNAUDITED.  IN THE  OPINION  OF  MANAGEMENT,  ALL  ADJUSTMENTS
(CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

     FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS CERTAIN INFORMATION AND DISCLOSURES NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("MEXICAN GAAP"), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2003.


2.   PROPERTY, PLANT AND EQUIPMENT:

     PROPERTY, PLANT AND EQUIPMENT AS OF MARCH 31, CONSISTED OF:

                                                2003             2002
                                          ----------------- ----------------
     BUILDINGS                            Ps.    6,612,001  Ps.   6,589,468
     BUILDINGS IMPROVEMENTS                      1,636,356        1,557,795
     TECHNICAL EQUIPMENT                         9,986,162        8,886,977
     FURNITURE AND FIXTURES                        533,487          518,221
     TRANSPORTATION EQUIPMENT                      977,775          443,992
     COMPUTER EQUIPMENT                            797,369          672,990
                                          ----------------- ----------------
                                                20,543,150       18,669,443
     ACCUMULATED DEPRECIATION                   (9,671,781)      (8,205,647)
                                          ----------------- ----------------
                                                10,871,369       10,463,796
     LAND                                        3,501,950        3,513,706
     CONSTRUCTION IN PROGRESS                    1,097,416          796,405
                                          ----------------- ----------------
                                          Ps.   15,470,735  Ps.  14,773,907
                                          ================= ================



     DEPRECIATION CHARGED TO INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002, WAS PS.293,460 AND PS.258,756, RESPECTIVELY.


3.   LONG-TERM DEBT SECURITIES:

     AS OF MARCH 31, THE COMPANY'S LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:


                                                   2003                            2002
                                       -----------------------------    ------------------------------
                                       U.S. DOLLAR                      U.S. DOLLAR
                                        PRINCIPAL                        PRINCIPAL
                                         AMOUNTS         MEXICAN          AMOUNTS           MEXICAN
                                       (THOUSANDS)        PESOS         (THOUSANDS)          PESOS
                                       -----------    --------------    -----------     --------------
11.375%   SERIES   "A"  SENIOR
  NOTES DUE 2003 (A)                   $   68,847     Ps.    742,997    $    68,847     Ps.    656,042
11.875%   SERIES   "B"  SENIOR
  NOTES DUE 2006 (A)                        5,343             57,662          5,343             50,914
8.625% SENIOR NOTES DUE 2005 (B)          200,000          2,158,400        200,000          1,905,796
8.000% SENIOR NOTES DUE 2011 (C)          300,000          3,237,600        300,000          2,858,694
8.500% SENIOR NOTES DUE 2032 (D)          300,000          3,237,600        300,000          2,858,694
                                       ----------     --------------      ---------     --------------
                                       $  874,190          9,434,259    $   874,190          8,330,140
                                       ==========                       ===========
UDI-DENOMINATED  NOTES  DUE  2007(E)                       3,543,552                         3,542,607
                                                      --------------                    --------------
                                                      Ps. 12,977,811                    Ps. 11,872,747
                                                      ==============                    ==============


(A) INTEREST ON THE SERIES A SENIOR NOTES AND SERIES B SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 11.96% AND 12.49% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SECURITIES ARE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, RANK PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED, UNSUBORDINATED OBLIGATIONS OF THE COMPANY, AND ARE SENIOR IN RIGHT OF PAYMENT TO ALL FUTURE SUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

(B) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.07% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(C) INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(D) IN MARCH 2002, THE COMPANY ISSUED U.S.$300 MILLION 30-YEAR SENIOR NOTES WITH A COUPON RATE OF 8.5%. THE SENIOR NOTES WERE PRICED AT 99.431% FOR A YIELD TO MATURITY OF 8.553%. A PORTION OF THE NET PROCEEDS OF THIS OFFERING WERE USED TO REPAY ALL OF THE AMOUNTS THEN OUTSTANDING UNDER A U.S.$276 MILLION BRIDGE LOAN FACILITY WITH AN ORIGINAL MATURITY IN DECEMBER 2002. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.94% PER ANNUM, AND IS PAYABLE SEMI-ANNUALLY.

(E) NOTES DENOMINATED IN MEXICAN INVESTMENT UNITS ("UNIDADES DE INVERSION" OR "UDIS") FOR A NOMINAL AMOUNT OF PS.3,000,000, REPRESENTING 1,086,007,800 UDIS, WITH AN ANNUAL INTEREST RATE OF 8.15% AND MATURITY IN 2007. INTEREST ON THESE NOTES IS PAYABLE SEMI-ANNUALLY. THE BALANCE AS OF MARCH 31, 2003 AND 2002 INCLUDES RESTATEMENT OF PS.543,552 AND PS.373,323, RESPECTIVELY. THE UDI VALUE AS OF MARCH 31, 2003, WAS OF PS. 3.262916 PER ONE UDI.

     THE SENIOR NOTES DUE IN 2003, 2005, 2006, 2011 AND 2032 MAY NOT BE REEDEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY.


     THE SENIOR NOTES DUE IN 2005, 2011 AND 2032 ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY'S SUBSIDIARIES.

     THE AGREEMENT OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PROGRAMMING FOR PAY TELEVISION AND PROGRAMMING LICENSING, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTALLY ALL OF THE SENIOR NOTES DUE 2005, 2011 AND 2032 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

     EFFECTIVE MARCH 1, 2002, THE GROUP DESIGNATED ITS NET INVESTMENT IN UNIVISION AS AN EFFECTIVE HEDGE OF ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2011 AND ITS U.S.$300 MILLION SENIOR NOTES DUE IN 2032. CONSEQUENTLY, BEGINNING MARCH 2002, ANY FOREIGN EXCHANGE GAIN OR LOSS ATTRIBUTABLE TO THIS U.S. DOLLAR LONG-TERM DEBT, BEING HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION, IS CREDITED OR CHARGED DIRECTLY TO EQUITY (OTHER COMPREHENSIVE INCOME OR LOSS) (SEE NOTE 7).


4.   CONTINGENCIES:

     PAYMENTS TO BE MADE BY CERTAIN MEXICAN COMPANIES IN THE GROUP TO EMPLOYEES IN CASE OF DISMISSAL AND UNDER CERTAIN CIRCUMSTANCES PROVIDED BY THE MEXICAN LABOR LAW ARE EXPENSED AS INCURRED.

     IN CONJUNCTION WITH THE GROUP'S DISPOSAL OF ITS FORMER MUSIC RECORDING BUSINESS, THE GROUP MAY HAVE TO PAY CERTAIN ADJUSTMENTS TO UNIVISION IN CONNECTION WITH AN AUDIT OF THE MUSIC RECORDING BUSINESS BY UNIVISION, WHICH IS EXPECTED TO BE RESOLVED BY THE PARTIES IN 2003. WHILE THE GROUP'S MANAGEMENT BELIEVES THAT THE OUTCOME OF THIS AUDIT WILL NOT HAVE A MATERIAL ADVERSE EFFECT ON ITS FINANCIAL POSITION OR FUTURE OPERATING RESULTS, NO ASSSURANCE CAN BE GIVEN IN THIS REGARD.

     THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.



5.   STOCKHOLDERS' EQUITY:

     THE  MAJORITY  STOCKHOLDERS'  EQUITY AS OF MARCH 31,  IS  ANALYZED  AS
FOLLOWS:


                                                    2003                             2002
                                      -------------------------------   -------------------------------
                                         NOMINAL           RESTATED         NOMINAL          RESTATED
                                          PESOS             PESOS            PESOS            PESOS
                                      --------------   --------------   --------------   --------------
CAPITAL STOCK                         Ps.  1,506,426   Ps.  7,437,918   Ps.  1,513,427   Ps.  7,472,531
                                      --------------                    --------------
ADDITIONAL PAID-IN CAPITAL                   187,824          219,312          187,428          218,904
                                      --------------                    --------------
LEGAL RESERVE                                585,029        1,199,658          517,746        1,127,601
                                      --------------                    --------------
RESERVE FOR REPURCHASE OF SHARES           2,576,589        5,470,434        2,695,761        5,589,606
                                      --------------                    --------------
UNAPPROPIATED EARNINGS                     6,899,541       11,794,451        6,161,705       10,652,268
                                      --------------                    --------------
ACCUMULATED EFFECT OF DEFERRED
  INCOME TAXES
                                          (2,197,681)      (2,677,389)      (2,197,681)      (2,677,389)
                                      --------------                    --------------
NET INCOME FOR PERIOD                             --          250,079           66,388           70,134
                                      --------------                    --------------
DEFICIT FROM RESTATEMENT                          --                                --
                                                           (3,052,396)                       (3,451,735)
                                      --------------   --------------   --------------   --------------
TOTAL MAJORITY STOCKHOLDERS' EQUITY                    Ps. 20,642,067                    Ps. 19,001,920
                                                       ==============                    ==============


     IN SEPTEMBER 2002, IN CONNECTION WITH THE APPROVAL OF THE COMPANY'S SHAREHOLDERS TO ISSUE ADDITIONAL SERIES "A" SHARES IN AN AGGREGATE AMOUNT OF UP TO 4.5% OF THE COMPANY'S OUTSTANDING CAPITAL STOCK (430,350,671 SERIES "A" SHARES) ON APRIL 30, 2002, AND IN CONJUNCTION WITH PREEMPTIVE RIGHTS EXERCISED BY CERTAIN EXISTING HOLDERS OF SERIES "A" SHARES, THE COMPANY INCREASED ITS CAPITAL STOCK IN THE AMOUNT OF PS.415 BY ISSUING ADDITIONAL 43,117 SERIES "A" SHARES (NOT IN THE FORM OF CPOS), OF WHICH PS.408 WERE RECOGNIZED AS ADDITIONAL PAID-IN CAPITAL. FOLLOWING THIS CAPITAL STOCK INCREASE, A REMAINING OF 430,307,554 UNISSUED AUTHORIZED SERIES "A" MAY BE USED BY THE COMPANY FOR ONE OR TWO SPECIAL PURPOSE TRUSTS.

     AS OF MARCH 31, 2003 AND 2002, CAPITAL STOCK IS NET OF SHARES REPURCHASED OF PS.538,115 (NOMINAL PS.77,704) AND PS.503,476 (NOMINAL PS.70,703), RESPECTIVELY.

     AT MARCH 31, 2003, THE COMPANY'S NUMBER OF SHARES OF CAPITAL STOCK AUTHORIZED, ISSUED, REPURCHASED AND OUTSTANDING CONSISTED OF:


SHARES               AUTHORIZED          ISSUED      REPURCHASED (*)    OUTSTANDING
-----------------------------------  --------------- ----------------- ---------------
SERIES "A"           5,021,050,671    4,590,743,117       121,977,493   4,468,765,624
SERIES "L"           2,271,150,000    2,271,150,000        97,886,475   2,173,263,525
SERIES "D"           2,271,150,000    2,271,150,000        97,886,475   2,173,263,525
                   ----------------  --------------- ----------------- ---------------
                     9,563,350,671    9,133,043,117       317,750,443   8,815,292,674
                   ================  =============== ================= ===============

(*) SHARES REPURCHASED INCLUDE SHARES IN THE FORM OF 86,851,771 CPOS AND ADDITIONAL 24,091,018 SERIES "A" SHARES (NOT IN THE FORM OF CPOS) THAT ARE BENEFITIALLY OWNED BY ONE OF THE COMPANY'S WHOLLY-OWNED SUBSIDIARIES.


6.   REPURCHASE OF SHARES:

     AS OF MARCH 31, 2003, THE COMPANY'S STOCKHOLDERS HAD APPROVED APPROPRIATING FROM RETAINED EARNINGS A RESERVE AMOUNTING TO PS.6,447,273, FOR THE REPURCHASE OF SHARES AT THE DISCRETION OF MANAGEMENT. THE RESERVE FOR REPURCHASE OF SHARES WAS USED IN 1999, 2000 AND THE THREE MONTHS ENDED MARCH 31, 2003 IN CONNECTION WITH REPURCHASES OF SHARES IN THOSE PERIODS.

     AS A RESULT OF CERTAIN CHANGES TO THE MEXICAN SECURITIES LAW IN CONNECTION WITH REPURCHASES OF SHARES, WHICH IN TURN WERE ADOPTED BY THE COMPANY'S BY-LAWS ON APRIL 30, 2002, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED BY REDUCING THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

     DURING THE THREE MONTHS ENDED MARCH 31, 2003, THE COMPANY REPURCHASED SHARES FOR THE AMOUNT OF PS.147,131, OF WHICH PS.119,172 WERE CHARGED TO THE RESERVE FOR REPURCHASED SHARES.


     THE 317,750,443 SHARES REPURCHASED AND HELD BY THE COMPANY AS OF MARCH 31, 2003, ARE REFLECTED AS A CHARGE TO THE STOCKHOLDERS' EQUITY, AS
FOLLOWS:


                                                            SHARES
                                                         REPURCHASED
                                            SHARES           BY A           SHARES
                                         REPURCHASED      COMPANY'S       REPURCHASED
STOCKHOLDERS' EQUITY                    BY THE COMPANY    SUBSIDIARY     BY THE GROUP
------------------------------------------------------- ---------------  --------------
CAPITAL STOCK                           Ps.    110,609  Ps.    165,705   Ps.   276,314
RESERVE FOR REPURCHASE OF SHARES               976,865              --         976,865
UNAPPROPIATED EARNINGS                              --       1,916,115       1,916,115
                                        --------------- ---------------  --------------
TOTAL                                   Ps.  1,087,474  Ps.  2,081,820   Ps. 3,169,294
                                        =============== ===============  ==============


     IN SEPTEMBER 2002, THE COMPANY ANNOUNCED A SHARE REPURCHASE PROGRAM OF UP TO U.S.$400 MILLION (PS.4,316,800) OVER THE NEXT THREE YEARS. THE COMPANY STARTED REPURCHASING SHARES IN 2003, AND AS OF APRIL 1, 2003, 33,129,300 SHARES IN THE FORM OF 11,043,100 CPOS HAD BEEN REPURCHASED BY THE COMPANY UNDER THIS PROGRAM FOR AN AGGREGATED AMOUNT OF PS.147,255.


7.   INTEGRAL COST OF FINANCING:

     INTEGRAL  COST OF  FINANCING  FOR THE  THREE  MONTHS  ENDED  MARCH 31,
CONSISTED OF:

                                                    2003         2002
                                                ------------ ------------
INTEREST EXPENSE (1)                            Ps. 348,278  Ps.  300,706
INTEREST INCOME                                    (166,289)     (149,105)
FOREIGN EXCHANGE  GAIN, NET (2)                     (91,334)      (78,984)
LOSS FROM MONETARY POSITION (3)                      90,636        78,620
                                                ------------ ------------
                                                Ps. 181,291  Ps.  151,237
                                                ============ ============

(1) INCLUDES RESTATEMENT OF UDIS OF PS.40,497 AND PS.37,501 IN 2003 AND 2002, RESPECTIVELY.
(2) NET OF THE GAIN OF PS.199,380 IN 2003 AND THE LOSS OF PS.25,706 IN 2002 RESULTING FROM THE FOREIGN EXCHANGE RESULT ATTRIBUTABLE TO CERTAIN LONG-TERM DEBT SECURITIES WHICH ARE HEDGED BY THE GROUP'S NET INVESTMENT IN UNIVISION.
(3) THE GAIN OR LOSS FROM MONETARY POSITION REPRESENTS THE EFFECTS OF INFLATION, AS MEASURED BY THE NPCI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH. INCLUDES MONETARY LOSS IN 2003 AND 2002 OF PS.53,292 AND PS.47,876, RESPECTIVELY, ARISING FROM TEMPORARY DEFFERENCES OF NON-MONETARY ITEMS IN CALCULATING DEFERRED INCOME TAX.

8.   DEFERRED TAXES:

     THE DEFERRED INCOME TAX LIABILITY AS OF MARCH 31, WAS DERIVED FROM:

                                                              2003             2002
                                                           --------------   --------------
ASSETS:
ACCRUED LIABILITIES                                        Ps.    631,842   Ps.    500,701
GOODWILL                                                          852,350          260,903
TAX LOSS CARRYFORWARDS                                            285,773          606,371
ALLOWANCE FOR DOUBTFUL ACCOUNTS                                   298,420           67,643
CUSTOMER ADVANCES                                               1,250,036          577,126
OTHER ITEMS                                                             -              416
                                                           --------------   --------------
                                                                3,318,421        2,013,160
                                                           --------------   --------------
LIABILITIES:
INVENTORIES                                                    (1,703,454)      (1,909,552)
PROPERTY, PLANT AND EQUIPMENT - NET                            (1,149,904)        (966,617)
OTHER ITEMS                                                      (455,221)        (122,052)
INNOVA                                                         (1,317,797)      (1,095,825)
                                                           --------------   --------------
                                                               (4,626,376)      (4,094,046)
                                                           --------------   --------------
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES                     (1,307,955)      (2,080,886)
DEFERRED TAX OF FOREIGN SUBSIDIARIES                             (356,272)         105,093
ASSETS TAX                                                      1,545,106        1,388,254
VALUATION ALLOWANCE                                            (1,977,713)      (1,090,723)
                                                           --------------   --------------
DEFERRED INCOME TAX LIABILITY                                  (2,096,834)      (1,678,262)
DEFERRED TAX ASSETS OF DISCONTINUED OPERATIONS                          -           29,628
EFFECT ON CHANGE OF INCOME TAX RATES                              268,978                -
                                                           --------------   --------------
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS            Ps. (1,827,856)  Ps. (1,707,890)
                                                           ==============   ==============

9.   EXTRAORDINARY ITEMS:

     NO EXTRAORDINARY ITEMS, AS DEFINED BY MEXICAN GAAP BULLETIN A-7 "COMPARABILITY", WERE RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002.

10.  DISCONTINUED OPERATIONS:

     IN DECEMBER 2001, IN CONNECTION WITH A SERIES OF TRANSACTIONS THE GROUP REACHED AN AGREEMENT WITH UNIVISION TO SELL ITS MUSIC RECORDING BUSINESS IN THE UNITED STATES AND LATIN AMERICA, WHICH SALE WAS CONSUMMATED IN APRIL 2002. ACCORDINGLY, THE RESULTS OF OPERATIONS OF THE MUSIC RECORDING BUSINESS ARE REPORTED AS DISCONTINUED OPERATIONS FOR 2002.

     DISCONTINUED OPERATIONS OF THE MUSIC RECORDING SEGMENT FOR THE THREE MONTHS ENDED MARCH 31, 2002, ARE PRESENTED AS FOLLOWS:

                                                                 2002
                                                             -------------
LOSS FROM MUSIC RECORDING OPERATIONS FOR THE THREE MONTHS
  ENDED MARCH 31, 2002                                       Ps.    2,172
LOSS ON  DISPOSAL OF MUSIC RECORDING OPERATIONS, NET OF
  INCOME TAXES OF Ps.30,176.                                       56,041
                                                             -------------
                                                             Ps.   58,213
                                                             =============


     SUMMARIZED INFORMATION ON RESULTS OF THE DISCONTINUED MUSIC RECORDING OPERATIONS FOR THE PERIOD FROM JANUARY 1, THROUGH MARCH 31, 2002, IS AS
FOLLOWS:

                                                               2002
                                                          --------------
NET SALES                                                 Ps.    191,423
COST OF SALES                                                    133,725
OPERATING EXPENSES                                                36,581
DEPRECIATION AND AMORTIZATION                                        789
OPERATING INCOME                                                  20,328
INCOME BEFORE INCOME TAX                                           8,610
INCOME TAXES                                                      10,782
NET LOSS FROM DISCONTINUED OPERATIONS                             (2,172)



11.  CUMULATIVE EFFECT OF ACCOUNTING CHANGES:

     NO CUMULATIVE EFFECT OF ACCOUNTING CHANGE WAS RECOGNIZED IN INCOME FOR THE THREE MONTHS ENDED MARCH 31, 2003 AND 2002.


12.  QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

     THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED MARCH 31, 2003, ARE AS FOLLOWS:


                                                   INDEX AT
                                                      END
    QUARTER         ACCUMULATED      QUARTER       OF PERIOD       ACCUMULATED       QUARTER
-----------------  -------------  -------------  --------------  ---------------  ---------------
2(degree)/ 02     Ps. 1,253,533   Ps.  1,186,321     99.917       Ps. 1,308,032    Ps.  1,237,897
3(degree)/ 02         1,647,761          378,258    101.190           1,697,767           389,737
4(degree)/ 02           737,836         (937,835)   102.904             747,566          (950,202)
1(degree)/ 03           250,079          250,079    104.261             250,079           250,079

  (1) AS REPORTED IN EACH QUARTER.



                                         ----------------


                                            MEXICAN STOCK EXCHANGE
                                                  SIFIC / ICS
         STOCK EXCHANGE CODE: TLEVISA                               Quarter:       1     Year:   2003
         GRUPO TELEVISA, S.A.

                                       CONSOLIDATED FINANCIAL STATEMENT
                                         AT MARCH 31 OF 2003 AND 2002
                                             (Thousands of Pesos)
                                                                                    FINAL PRINTING
         -------------------------------------------------------------------------------------------
         REF                                               QUARTER OF PRESENT  QUARTER OF PREVIOUS
                              CONCEPTS                       FINANCIAL YEAR       FINANCIAL YEAR
                                                           -----------------------------------------
          S                                                   AMOUNT        %       AMOUNT       %

         -------------------------------------------------------------------------------------------
          1   TOTAL ASSETS                                  55,911,285     100   50,229,915     100

          2   CURRENT ASSETS                                22,439,781      40   20,265,408      40
          3   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)       10,248,529      18    7,652,316      15
          4   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE        6,435,552      12    5,773,982      11
          5   OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)      1,208,504       2    1,436,644       3
          6   INVENTORIES                                    4,027,589       7    3,745,170       7
          7   OTHER CURRENT ASSETS                             519,607       1    1,657,296       3
          8   LONG-TERM                                      3,229,607       6    2,350,410       5
          9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)            5,894       0        6,455       0
          10  INVESTMENT IN SHARES OF SUBSIDIARIES
              AND NON-CONSOLIDATED                           3,056,681       5    1,508,543       3
          11  OTHER INVESTMENTS                                167,032       0      835,412       2
          12  PROPERTY, PLANT AND EQUIPMENT                 15,470,735      28   14,773,907      29
          13  PROPERTY                                      11,750,307      21   11,660,969      23
          14  MACHINERY AND INDUSTRIAL                       9,986,162      18    8,886,977      18
          15  OTHER EQUIPMENT                                2,308,631       4    1,635,203       3
          16  ACCUMULATED DEPRECIATION                       9,671,781      17    8,205,647      16
          17  CONSTRUCTION IN PROGRESS                       1,097,416       2      796,405       2
          18  DEFERRED ASSETS (NET)                          9,416,542      17    7,550,642      15
          19  OTHER ASSETS                                   5,354,620      10    5,289,548      11

          20  TOTAL LIABILITIES                             34,144,507     100   30,188,320     100

          21  CURRENT LIABILITIES                            5,286,097      15    3,814,531      13
          22  SUPPLIERS                                      2,045,077       6    2,020,659       7
          23  BANK LOANS                                       520,683       2      331,509       1
          24  STOCK MARKET LOANS                               742,997       2            0       0
          25  TAXES TO BE PAID                                 750,992       2      213,992       1
          26  OTHER CURRENT LIABILITIES                      1,226,348       4    1,248,371       4
          27  LONG-TERM LIABILITIES                         14,455,734      42   14,181,955      47
          28  BANK LOANS                                     1,390,161       4    1,694,975       6
          29  STOCK MARKET LOANS                            12,234,814      36   11,872,747      39
          30  OTHER LOANS                                      830,759       2      614,233       2
          31  DEFERRED LOANS                                12,630,333      37   11,113,092      37
          32  OTHER LIABILITIES                              1,772,343       5    1,078,742       4

          33  CONSOLIDATED STOCK HOLDERS' EQUITY            21,766,778     100   20,041,595     100

          34  MINORITY INTEREST                              1,124,711       5    1,039,675       5
          35  MAJORITY INTEREST                             20,642,067      95   19,001,920      95
          36  CONTRIBUTED CAPITAL                            7,657,230      35    7,691,435      38
          37  PAID-IN CAPITAL STOCK (NOMINAL)                1,506,426       7    1,513,427       8
          38  RESTATEMENT OF PAID-IN CAPITAL STOCK           5,931,492      27    5,959,104      30
          39  PREMIUM ON SALES OF SHARES                       219,312       1      218,904       1
          40  CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES             0       0            0       0
          41  CAPITAL INCREASE (DECREASE)                   12,984,837      60   11,310,485      56
          42  RETAINED EARNINGS AND CAPITAL RESERVE         12,994,109      60   11,779,869      59
          43  REPURCHASE FUNDS OF SHARES                     5,470,434      25    5,589,606      28
          44  EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
              HOLDERS' EQUITY                               (5,729,785)    (26)  (6,129,124)    (31)

          45  NET INCOME FOR THE YEAR                          250,079       1       70,134       0

         -------------------------------------------------------------------------------------------


                                     MEXICAN STOCK EXCHANGE
                                          SIFIC / ICS
         STOCK EXCHANGE CODE: TLEVISA                   Quarter:       1     Year:   2003
         GRUPO TELEVISA, S.A.
                                CONSOLIDATED FINANCIAL STATEMENT
                                   BREAKDOWN OF MAIN CONCEPTS
                                      (Thousands of Pesos)
                                                                           FINAL PRINTING
-----------------------------------------------------------------------------------------
 REF                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                      CONCEPTS                    FINANCIAL YEAR       FINANCIAL YEAR
                                               ------------------------------------------
  S                                               AMOUNT       %       AMOUNT       %
-----------------------------------------------------------------------------------------

  3   CASH AND SHORT-TERM INVESTMENTS            10,248,529     100    7,652,316     100
 46   CASH                                          193,898       2      969,771      13
 47   SHORT-TERM INVESTMENTS                     10,054,631      98    6,682,545      87

 18   DEFERRED ASSETS (NET)                       9,416,542     100    7,550,642     100
 48   AMORTIZED OR REDEEMED EXPENSES              1,738,611      18    2,046,134      27
 49   GOODWILL                                    7,677,931      82    5,504,508      73
 50   DEFERRED TAXES                                      0       0            0       0
 51   OTHERS                                              0       0            0       0

 21   CURRENT LIABILITIES                         5,286,097     100    3,814,531     100
 52   FOREIGN CURRENCY LIABILITIES                3,060,633      58    2,111,722      55
 53   MEXICAN PESOS LIABILITIES                   2,225,464      42    1,702,809      45

 24   STOCK MARKET LOANS                            742,997     100            0     100
 54   COMMERCIAL PAPER                              742,997     100            0       0
 55   CURRENT MATURITIES OF MEDIUM TERM NOTES             0       0            0       0
 56   CURRENT MATURITIES OF BONDS                         0       0            0       0

 26   OTHER CURRENT LIABILITIES                   1,226,348     100    1,248,371     100
 57   OTHER CURRENT LIABILITIES WITH COST            16,992       1       12,889       1
 58   OTHER CURRENT LIABILITIES WITHOUT COST      1,209,356      99    1,235,482      99

 27   LONG-TERM LIABILITIES                      14,455,734     100   14,181,955     100
 59   FOREIGN CURRENCY LIABILITIES               10,547,464      73   10,049,720      71
 60   MEXICAN PESOS LIABILITIES                   3,908,270      27    4,132,235      29

 29   STOCK MARKET LOANS                         12,234,814     100   11,872,747     100
 61   BONDS                                      12,234,814     100   11,872,747     100
 62   MEDIUM TERM NOTES                                   0       0            0       0

 30   OTHER LOANS                                   830,759     100      614,233     100
 63   OTHER LOANS WITH COST                               0       0        6,418       1
 64   OTHER LOANS WITHOUT COST                      830,759     100      607,815      99

 31   DEFERRED LOANS                             12,630,333     100   11,113,092     100
 65   NEGATIVE GOODWILL                                   0       0            0       0
 66   DEFERRED TAXES                              1,827,856      14    1,707,890      15
 67   OTHERS                                     10,802,477      86    9,405,202      85

 32   OTHER LIABILITIES                           1,772,343     100    1,078,742     100
 68   RESERVES                                       92,007       5       33,787       3
 69   OTHERS LIABILITIES                          1,680,336      95    1,044,955      97

 44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK (5,729,785)    100   (6,129,824)    100
      HOLDERS' EQUITY
 70   ACCUMULATED INCOME DUE TO MONETARY POSITION   (29,217)     (1)     (29,917)      0
 71   INCOME FROM NON-MONETARY POSITION ASSETS   (5,700,568)    (99)  (6,099,907)   (100)



*******************************************************************************
*******************************************************************************
*******************************************************************************
*******************************************************************************
*******************************************************************************

                           MEXICAN STOCK EXCHANGE
                                 SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                     Quarter:       1  Year:   2003
GRUPO TELEVISA, S.A.
                      CONSOLIDATED FINANCIAL STATEMENT
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                               FINAL PRINTING
-------------------------------------------------------------------------------
REF                                     QUARTER OF PRESENT  QUARTER OF PREVIOUS
                   CONCEPTS                  FINANCIAL YEAR      FINANCIAL YEAR
                                        ---------------------------------------
 S                                                     AMOUNT            AMOUNT

-------------------------------------------------------------------------------

 72  WORKING CAPITAL                               17,153,684        16,450,877
 73  PENSIONS FUND AND SENIORITY PREMIUMS             692,029           794,613
 74  EXECUTIVES (*)                                        36                61
 75  EMPLOYERS (*)                                     12,433            13,187
 76  WORKERS (*)                                            0                 0
 77  CIRCULATION SHARES (*)                     8,815,292,674     8,856,259,557
 78  REPURCHASED SHARES (*)                       317,750,443       586,692,768

-------------------------------------------------------------------------------
    (*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                  Quarter:       1     Year:   2003
GRUPO TELEVISA, S.A.
                       CONSOLIDATED EARNING STATEMENT
             FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
                            (Thousands of Pesos)
                               FINAL PRINTING
-----------------------------------------------------------------------------------------------
 REF                                                   QUARTER OF PRESENT   QUARTER OF PREVIOUS
                         CONCEPTS                        FINANCIAL YEAR        FINANCIAL YEAR
                                                     ------------------------------------------
  R                                                        AMOUNT       %       AMOUNT       %
-----------------------------------------------------------------------------------------------

  1   NET SALES                                          4,811,805     100    4,592,730     100
  2   COST OF SALES                                      3,066,280      64    2,988,319      65
  3   GROSS INCOME                                       1,745,525      36    1,604,411      35
  4   OPERATING                                            818,599      17      829,520      18
  5   OPERATING INCOME                                     926,926      19      774,891      17
  6   TOTAL FINANCING COST                                 181,291       4      151,237       3
  7   INCOME AFTER FINANCING COST                          745,635      15      623,654      14
  8   OTHER FINANCIAL OPERATIONS                           206,789       4      260,006       6
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING                                              538,846      11      363,648       8
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING                                              184,879       4      120,704       3
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING                                              353,967       7      242,944       5
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES                         (123,117)     (3)    (102,670)     (2)
 13   CONSOLIDATED NET INCOME OF CONTINUOUS
      OPERATIONS                                           230,850       5      140,274       3
 14   INCOME OF DISCONTINUOUS OPERATIONS                         0       0       58,213       1
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS                                  230,850       5       82,061       2
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                  0       0            0       0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES                           0       0            0       0
 18   NET CONSOLIDATED INCOME                              230,850       5       82,061       2
 19   NET INCOME OF MINORITY INTEREST                      (19,229)     (0)      11,927       0
 20   NET INCOME OF MAJORITY INTEREST                      250,079       5       70,134       2

------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS
STOCK EXCHANGE CODE: TLEVISA                                         Quarter:       1    Year:   2003
GRUPO TELEVISA, S.A.
                       CONSOLIDATED EARNING STATEMENT
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                       FINAL PRINTING
-----------------------------------------------------------------------------------------------------
REF                                                                 QUARTER OF         QUARTER OF
                                                                      PRESENT           PREVIOUS
                             CONCEPTS                             FINANCIAL YEAR     FINANCIAL YEAR
                                                              ---------------------------------------
 R                                                                AMOUNT       %      AMOUNT      %

-----------------------------------------------------------------------------------------------------

 1   NET SALES                                                  4,811,805     100   4,592,730    100
 21  DOMESTIC                                                   3,925,825      82   3,965,748     86
 22  FOREIGN                                                      885,980      18     626,982     14
 23  TRANSLATED INTO DOLLARS (***)                                 82,096       2      65,797      1

 6   TOTAL FINANCING COST                                         181,291     100     151,237    100
 24  INTEREST PAID                                                348,278     192     300,706    199
 25  EXCHANGE LOSSES                                              230,404     127     158,385    105
 26  INTEREST EARNED                                              166,289      92     149,105     99
 27  EXCHANGE PROFITS                                             321,738     177     237,369    157
 28  GAIN DUE TO MONETARY POSITION                                 90,636      50      78,620     52

 8   OTHER FINANCIAL OPERATIONS                                   206,789     100     260,006    100
 29  OTHER NET EXPENSES (INCOME) NET                              206,789     100     260,006    100
 30  (PROFIT) LOSS ON SALE OF OWN SHARES                                0       0           0      0
 31  (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                    0       0           0      0

 10  RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                184,879     100     120,704    100
 32  INCOME TAX                                                   444,504     240     284,715    236
 33  DEFERRED INCOME TAX                                         (261,296)   (141)   (171,763)  (142)
 34  WORKERS' PROFIT SHARING                                        1,671       1       7,752      6
 35  DEFERRED WORKERS' PROFIT SHARING                                   0       0           0      0

-----------------------------------------------------------------------------------------------------
  (***) THOUSANDS OF DOLLARS


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                 Quarter:       1    Year:   2003
GRUPO TELEVISA, S.A.
                       CONSOLIDATED EARNING STATEMENT
                               OTHER CONCEPTS
                            (Thousands of Pesos)
                               FINAL PRINTING
---------------------------------------------------------------------------------------------------
 REF                                                  QUARTER OF PRESENT        QUARTER OF PREVIOUS
                               CONCEPTS                 FINANCIAL YEAR            FINANCIAL YEAR
                                                      ---------------------------------------------
  R                                                         Amount                    Amount

---------------------------------------------------------------------------------------------------

  36   TOTAL SALES                                        5,263,611                 5,066,220
  37   NET INCOME OF THE YEAR                               331,913                    97,787
  38   NET SALES (**)                                    22,062,646                20,985,213
  39   OPERATION INCOME (**)                              4,863,689                 4,462,528
  40   NET INCOME OF MAJORITY INTEREST (**)                 927,511                 1,649,486
  41   NET CONSOLIDATED INCOME (**)                         826,613                 1,667,569

---------------------------------------------------------------------------------------------------
  (**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                            Quarter:       1     Year:   2003
GRUPO TELEVISA, S.A.

                      CONSOLIDATED FINANCIAL STATEMENT
             FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
                            (Thousands of Pesos)
                                                                                           FINAL PRINTING
---------------------------------------------------------------------------------------------------------
 REF                                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                               CONCEPTS                            FINANCIAL YEAR       FINANCIAL YEAR
                                                                -----------------------------------------
  C                                                                   Amount               Amount

---------------------------------------------------------------------------------------------------------

  1    CONSOLIDATED NET INCOME                                       230,850               82,061
  2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
        REQUIRE USING CASH                                           426,249              534,312
  3    CASH FLOW FROM NET INCOME OF THE YEAR                         657,099              616,373
  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL                    1,807,872            1,562,522
  5    CASH GENERATED (USED) IN OPERATING ACTIVITIES               2,464,971            2,178,895
  6    CASH FLOW FROM EXTERNAL FINANCING                              66,384             (362,181)
  7    CASH FLOW FROM INTERNAL FINANCING                            (145,964)
  8    CASH FLOW GENERATED (USED) BY FINANCING                       (79,580)            (362,181)
  9    CASH FLOW GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                                 (1,039,543)            (188,567)
  10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
       INVESTMENTS                                                 1,345,848            1,628,147
  11   CASH AND SHORT-TERM INVESTMENTS AT THE
       BEGINNING OF PERIOD                                         8,902,681            6,024,169
  12   CASH AND SHORT-TERM INVESTMENTS AT THE END
       OF PERIOD                                                  10,248,529            7,652,316

---------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                                            Quarter:       1     Year:   2003
GRUPO TELEVISA, S.A.
                      CONSOLIDATED FINANCIAL STATEMENT
                         BREAKDOWN OF MAIN CONCEPTS
                            (Thousands of Pesos)
                                                                                           FINAL PRINTING
---------------------------------------------------------------------------------------------------------
 REF                                                            QUARTER OF PRESENT  QUARTER OF PREVIOUS
                               CONCEPTS                           FINANCIAL YEAR       FINANCIAL YEAR
                                                                -----------------------------------------
  C                                                                   Amount               Amount

---------------------------------------------------------------------------------------------------------

  2     + (-) ITEMS ADDED TO INCOME WHICH DO NOT
       REQUIRE USING CASH                                            426,249              534,312
  13   DEPRECIATION AND AMORTIZATION FOR THE YEAR                    484,166              418,902
  14    + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
       AND SENIORITY PREMIUMS
  15    + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE
  16    + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
       ACTUALIZATION
  17    + (-) OTHER ITEMS                                            (57,917)             115,410

  4    CASH FLOW FROM CHANGE IN WORKING CAPITAL                    1,807,872            1,562,522
  18    + (-) DECREASE (INCREASE) IN ACCOUNTING RECEIVABLE         3,187,604            3,526,794
  19    + (-) DECREASE (INCREASE) IN INVENTORIES                     (78,707)             101,761
  20    + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
       RECEIVABLE                                                    (13,603)             (78,669)
  21    + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT               (212,817)             (90,383)
  22    + (-) INCREASE (DECREASE) IN OTHER LIABILITIES            (1,074,605)          (1,896,981)

  6    CASH FLOW FROM EXTERNAL FINANCING                              66,384             (362,181)
  23    + SHORT-TERM BANK AND STOCK MARKET FINANCING                  30,858               (8,651)
  24    + LONG-TERM BANK AND STOCK MARKET FINANCING                  304,485            2,800,179
  25    + DIVIDEND RECEIVED                                                                     -
  26    + OTHER FINANCING                                                                       -
  27    (-) BANK FINANCING AMORTIZATION                              (24,725)          (2,769,028)
  28    (-) STOCK MARKET AMORTIZATION                                                           -
  29    (-) OTHER FINANCING AMORTIZATION                            (244,234)            (384,681)

  7    CASH FLOW FROM INTERNAL FINANCING                            (145,964)                   -
  30    + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                 (145,964)
  31    (-) DIVIDENDS PAID
  32    + PREMIUM ON SALE OF SHARES
  33    + CONTRIBUTION FOR FUTURE CAPITAL INCREASES

  9    CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
       ACTIVITIES                                                 (1,039,543)            (188,567)
  34    + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
       OF A PERMANENT NATURE                                        (384,930)              64,373
  35    (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT            (157,288)            (221,718)
  36    (-) INCREASE IN CONSTRUCTIONS IN PROGRESS
  37    + SALE OF OTHER PERMANENT INVESTMENTS
  38    + SALE OF TANGIBLE FIXED ASSETS                                8,813               31,622
  39    + (-) OTHER ITEMS                                           (506,138)             (62,844)

---------------------------------------------------------------------------------------------------------


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA                                            Quarter:       1     Year:   2003
GRUPO TELEVISA, S.A.
                                  RATIOS
                                CONSOLIDATED
                                                                                           FINAL PRINTING
---------------------------------------------------------------------------------------------------------
 REF                                                             QUARTER OF PRESENT  QUARTER OF PREVIOUS
                               CONCEPTS                            FINANCIAL YEAR       FINANCIAL YEAR
  P
---------------------------------------------------------------------------------------------------------

       YIELD
  1    NET INCOME TO NET SALES                                          4.80    %            1.79    %
  2    NET INCOME TO STOCK HOLDERS' EQUITY (**)                         4.49    %            8.68    %
  3    NET INCOME TO TOTAL ASSETS (**)                                  1.48    %            3.32    %
  4    CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                       0.00    %            0.00    %
  5    INCOME DUE TO MONETARY POSITION TO NET INCOME                  (39.26)   %          (95.81)   %

       ACTIVITY
  6    NET SALES TO NET ASSETS (**)                                     0.39  times          0.42  times
  7    NET SALES TO FIXED ASSETS (**)                                   1.43  times          1.42  times
  8    INVENTORIES ROTATION (**)                                        3.39  times          3.49  times
  9    ACCOUNTS RECEIVABLE IN DAYS OF SALES                              105  days             98  days
  10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                9.64    %            8.95    %

       LEVERAGE
  11   TOTAL LIABILITIES TO TOTAL ASSETS                               61.07    %           60.10    %
  12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                       1.57  times          1.51  times
  13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES               39.85    %           40.29    %
  14   LONG-TERM LIABILITIES TO FIXED ASSETS                           93.44    %           95.99    %
  15   OPERATING INCOME TO INTEREST PAID                                2.66  times          2.58  times
  16   NET SALES TO TOTAL LIABILITIES (**)                              0.65  times          0.70  times

       LIQUIDITY
  17   CURRENT ASSETS TO CURRENT LIABILITIES                            4.25  times          5.31  times
  18   CURRENT ASSETS LESS INVENTORY TO CURRENT
       LIABILITIES                                                      3.48  times          4.33  times
  19   CURRENT ASSETS TO TOTAL LIABILITIES                              0.66  times          0.67  times
  20   AVAILABLE ASSETS TO CURRENT LIABILITIES                        193.88    %          200.61    %

       CASH FLOW
  21   CASH FLOW FROM NET INCOME TO NET SALES                          13.66    %           13.42    %
  22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
       TO NET SALES                                                    37.57    %           34.02    %
  23   CASH GENERATED (USED) IN OPERATING TO
       INTEREST PAID                                                    7.08  times          7.25  times
  24   EXTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                                   (83.42)   %          100.00    %
  25   INTERNAL FINANCING TO CASH GENERATED (USED)
       IN FINANCING                                                   183.42    %            0.00    %
  26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
       TO CASH GENERATED (USED) IN INVESTMENT
       ACTIVITIES                                                      15.13    %          117.58    %

---------------------------------------------------------------------------------------------------------
  (**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA                                          Quarter:       1      Year:   2003
GRUPO TELEVISA, S.A.
                                    DATA PER SHARE
                           CONSOLIDATED FINANCIAL STATEMENT
                                                                                             FINAL PRINTING
-----------------------------------------------------------------------------------------------------------
 REF                                                               QUARTER OF PRESENT   QUARTER OF PREVIOUS
                               CONCEPTS                             FINANCIAL YEAR        FINANCIAL YEAR
                                                                -------------------------------------------
  D                                                                   AMOUNT                AMOUNT
-----------------------------------------------------------------------------------------------------------

  1    BASIC PROFIT PER ORDINARY SHARE (**)                      $       .10          $        .19
  2    BASIC PROFIT PER PREFERENT SHARE (**)                     $       .11          $        .19
  3    DILUTED PROFIT PER ORDINARY SHARE (**)                    $       .00          $        .00
  4    CONTINUOUS OPERATING PROFIT PER COMUN
       SHARE (**)                                                $      (.35)         $        .19
  5    EFFECT OF DISCONTINUOUS OPERATING ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)                $       .13          $       (.01)
  6    EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)                $       .00          $        .00
  7    EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
       CONTINUOUS OPERATING PROFIT PER SHARE (**)                $       .00          $        .00
  8    CARRYING VALUE PER SHARE                                  $      2.34          $       2.15
  9    CASH DIVIDEND ACUMULATED PER SHARE                        $       .00          $        .00
  10   DIVIDEND IN SHARES PER SHARE                                      .00  shares           .00  shares
  11   MARKET PRICE TO CARRYING VALUE                                   1.93  times           3.35  times
  12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
       SHARE (**)                                                      43.04  times          38.72  times
  13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
       SHARE (**)                                                      42.72  times          38.39  times

-----------------------------------------------------------------------------------------------------------
  (**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE: TLEVISA                         Quarter: 1    Year:  2003
GRUPO TELEVISA, S.A.
                       FINANCIAL STATEMENT NOTES (1)
                                                                  CONSOLIDATED
                                                                 FINAL PRINTING
-------------------------------------------------------------------------------

     CONSOLIDATED FINANCIAL STATEMENTS - BREAKDOWN OF MAIN CONCEPTS-

     S 53 MEXICAN PESOS LIABILITIES. THIS CAPTION INCLUDES, IN THE FIRST QUARTER OF 2003, LIABILITIES IN FOREIGN CURRENCY (TAXES PAYABLE) FOR AN AMOUNT OF PS.51,467, WHICH CANNOT BE PRESENTED IN S 52 (FOREIGN CURRENCY LIABILITIES) SINCE THE SYSTEM DOES NOT ALLOW A RELATED VALIDATION WITH ANNEX 5 (ANALYSIS OF CREDITS).





-------------------------------------------------------------------------------

(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT
     AMOUNTS,   INCLUDING  THEIR  BREAKDOWN  OF  MAIN  CONCEPTS  AND  OTHER
     CONCEPTS.

                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA                                                               Quarter:  1                  Year:   2003
GRUPO TELEVISA, S.A.
                                                                                                                        CONSOLIDATED

                                                                                                                      FINAL PRINTING
                                            INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                                                    CHARACTERISTICS OF THE SHARES

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                       CAPITAL STOCK
                                       NUMBER OF SHARES                                             (Thousands of Pesos)
                                     -----------------------------------------------------------------------------------------------
                   NOMINAL   VALID          FIXED            VARIABLE
       SERIES       VALUE    CUPON         PORTION            PORTION         MEXICAN        SUSCRIPTION         FIXED     VARIABLE
------------------------------------------------------------------------------------------------------------------------------------
         A                     -            4,468,765,624                  4,468,765,624                         763,658
------------------------------------------------------------------------------------------------------------------------------------
         D                     -            2,173,263,525                                   2,173,263,525        371,384
------------------------------------------------------------------------------------------------------------------------------------
         L                     -            2,173,263,525                  2,173,263,525                         371,384
------------------------------------------------------------------------------------------------------------------------------------
         TOTAL                 -            8,815,292,674           -      6,642,029,149    2,173,263,525      1,506,426          -
------------------------------------------------------------------------------------------------------------------------------------

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
                                         8,815,292,674

SHARES PROPORTION BY :

CPO's:               THREE SHARES (ONE SERIES A, ONE SERIES D AND ONE SERIES L)
UNITS:
ADRS's:
GDRS's:
ADS's:
GDS's:                TWENTY CPO's

                                                                  REPURCHASED OWN SHARES

                                                NUMBER OF                            MARKET VALUE OF THE SHARE
                      SERIES                      SHARES               AT REPURCHASE                               AT QUARTER
                      -------------------------------------------------------------------------------------------------------------
                               A                    121,977,493              6.68035                                  4.19166
                               D                     97,886,475              6.68035                                  4.19166
                               L                     97,886,475              6.68035                                  4.19166


                                MEXICAN STOCK EXCHANGE
                                     SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA          Quarter:       1             Year:   2003
GRUPO TELEVISA, S.A.                                               CONSOLIDATED
                                                                 FINAL PRINTING


THE SHARES REPRESENTING THE COMPANY'S CAPITAL STOCK CONSISTED OF:

ISSUED                                                                    9,133,043,117
REPURCHASED                                                                (317,750,443)
                                                                   ---------------------
OUTSTANDING                                                               8,815,292,674
                                                                   =====================


THE COMPANY'S SHARES REPURCHASED BY THE GROUP CONSISTED OF:


SHARES REPURCHASED BY GRUPO TELEVISA, S.A.                                  130,952,700
SHARES ACQUIRED BY TELEVISA COMERCIAL, S.A. DE C.V.                         496,750,068
RESALE OF SHARES                                                                (30,000)
CANCELATION OF SHARES                                                      (309,922,325)
                                                                   ---------------------
                                                                            317,750,443
                                                                   =====================

NOTE: THE AVERAGE REPURCHASE AND THE MARKET VALUE OF THE SHARE
             AT QUARTER ARE HISTORICAL.


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS


STOCK EXCHANGE CODE: TLEVISA          Quarter:       1             Year:   2003
GRUPO TELEVISA, S.A.                                               CONSOLIDATED
                                                                 FINAL PRINTING


DECLARATION FROM THE COMPANY OFFICIALS RESPONSiBLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF MARCH OF 2003 AND 2002 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE
PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION
REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR
PERIOD OF THE PREVIOUS YEAR.





---------------------------------------------------------------
     C.P. JORGE LUTTEROTH ECHEGOYEN
         Controller, Vice-president


                                      MEXICO, D.F. AT APRIL 29, 2003

                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                                       QUARTER: 1      YEAR:   2003
GRUPO TELEVISA, S.A.
                                                   RELATION OF SHARES INVESTMENTS

                                                             ANNEX 3                                               CONSOLIDATED
                                                                                                                  FINAL PRINTING
--------------------------------------------------------------------------------------------------------------------------------
                                                                                               %             TOTAL AMOUNT
                                                                              NUMBER       OWNERSHIP     (THOUSANDS OF PESOS)
                                                                                                       -------------------------
                  COMPANY NAME (1)             MAIN ACTIVITIES               OF SHARES        (2)       ACQUISITION    PRESENT
                                                                                                           COST      VALUE (3)
--------------------------------------------------------------------------------------------------------------------------------

        SUBSIDIARIES

X
1       CORPORATIVO VASCO DE QUIROGA,         PROMOTION AND                   19,509,544     100.00      1,836,820   1,799,042
        S.A. DE C.V.                          DEVELOPMENT OF
                                              COMPANIES

2       CVQ ESPECTACULOS, S.A. DE C.V.        PROMOTION AND                   10,175,900     100.00      1,319,247   1,165,362
                                              DEVELOPMENT OF
                                              COMPANIES

3       DTH EUROPA, S.A.                      PROMOTION AND                      465,711      79.95        264,460    (539,807)
                                              DEVELOPMENT OF
                                              COMPANIES

4       EDITORA FACTUM, S.A. DE C.V.          PROMOTION AND                  430,601,067     100.00      1,617,698   1,881,905
                                              DEVELOPMENT OF
                                              COMPANIES

5       EDITORIAL TELEVISA, S.A. DE C.V.      PROMOTION AND                    1,037,498     100.00        823,582   1,269,971
                                              DEVELOPMENT OF
                                              COMPANIES

6       FACTUM MAS, S.A. DE C.V.              PROMOTION AND                2,710,159,002     100.00      2,024,185  (2,471,089)
                                              DEVELOPMENT OF
                                              COMPANIES

7       GRUPO DISTRIBUIDORAS INTERMEX,        DISTRIBUTION OF BOOKS          349,470,905     100.00        822,778     745,154
        S.A. DE C.V.                          AND MAGAZINES

8       GRUPO RADIOPOLIS, S.A. DE C.V.        PROMOTION AND                  418,881,301     100.00        342,274   1,714,488
                                              DEVELOPMENT OF
                                              COMPANIES

9       PROMO-INDUSTRIAS                      PROMOTION AND                      515,523     100.00            102      58,683
        METROPOLITANAS, S.A. DE C.V.          DEVELOPMENT OF
                                              COMPANIES

10      SISTEMA RADIOPOLIS, S.A. DE C.V.      COMMERCIALIZATION OF            76,070,313      50.00        764,739     164,715
                                              RADIO PROGRAMMING

11      TELEPARABOLAS, S.L.                   MAINTENANCE OF                       1,500     100.00            750         775
                                              PARABOLIC DISHES

12      TELESISTEMA MEXICANO, S.A. DE C.V.    COMMERCIALIZATION OF           132,009,215     100.00      9,029,929  19,135,262
                                              TELEVISION

13      TELEVISA ARGENTINA, S.A.              COMMERCIAL OPERATION             6,920,920     100.00        115,371      41,887
                                              OF TELEVISION

14      TELEVISA COMERCIAL, S.A. DE C.V.      PROMOTION AND                    1,516,182     100.00      1,516,182   6,807,171
                                              DEVELOPMENT OF
                                              COMPANIES

15      TELEVISION INDEPENDIENTE DE           PROMOTION AND                   16,997,306      99.96      1,265,724   4,871,776
        MEXICO, S.A. DE C.V.                  DEVELOPMENT OF
                                              COMPANIES

16      CAPITALIZED INTEGRAL COST OF                                                   1                               221,102
        FINANCING, 1994


17      CAPITALIZED INTEGRAL COST OF                                                   1                               385,574
        FINANCING, 1995


18      CAPITALIZED INTEGRAL COST OF                                                   1                                26,744
        FINANCING, 1996


19      CAPITALIZED INTEGRAL COST OF                                                   1                                22,719
        FINANCING, 1998

--------------------------------------------------------------------------------------------------------------------------------

        TOTAL INVESTMENT IN SUBSIDIARIES                                                                 21,743,841  37,301,434

--------------------------------------------------------------------------------------------------------------------------------

        ASSOCIATEDS

1       ARGOS COMUNICACION, S.A. DE C.V.      OPERATION AND/OR                33,000,000         15.30      137,000      13,974
                                              BROADCASTING OF T.V.

2       BOUNCYNET, INC.                       INTERNET PORTAL                      4,700         44.76      158,265      25,364

3       CARDENAS FERNANDEZ Y ASOCIADOS        LIVE ENTERTAINMENT IN                    1         50.00       36,688      (3,658)
                                              U.S.A.

4       DIBUJOS ANIMADOS MEXICANOS            PRODUCTION OF                    1,730,660         49.00        4,384         833
        DIAMEX, S.A. DE C.V.                  ANIMATED CARTOONS

5       DTH TECHCO PARTNERS                   SERVICES FOR SATELLITE                   1         30.00      117,900     178,562
                                              PAY TELEVISION

6       EDITORIAL CLIO, LIBROS Y VIDEOS,      PUBLISHING AND PRINTING          2,627,050         30.00       26,270      12,098
        S.A. DE C.V.                          OF BOOKS AND
                                              MAGAZINES.

7       ENDEMOL MEXICO, S.A. DE C.V.          COMMERCIALIZATION OF             1,635,000         50.00        1,635       5,367
                                              TELEVISION
                                              PROGRAMMING

8       EN VIVO ESPECTACULOS, S. DE R.L.      LIVE ENTERTAINMENT IN                    2        100.00           25      (9,374)
        DE C.V.                               MEXICO

9       GRUPO EUROPRODUCCIONES, S.A.          PROMOTION AND                        7,275         30.00       93,407     102,495
                                              DEVELOPMENT OF
                                              COMPANIES

10      OCESA ENTRETENIMIENTO, S.A. DE        LIVE ENTERTAINMENT IN           14,100,000         40.00    1,095,581     472,316
        C.V.                                  MEXICO

11      SKY LATIN AMERICA, PARTNERS           ADMINISTRATIVE SERV.                     1         30.00        1,974      10,086
                                              FOR THE DTH VENTURES

12      TELEVISORA DEL YAQUI, S.A. DE C.V.    OPERATION AND/OR                 4,124,986         15.00          412       5,254
                                              BROADCASTING OF T.V.

13      UNIVISION COMMUNICATIONS, INC.        BROADCASTING OF T.V.            30,187,534         13.23    5,602,976   2,243,364
                                              SPANISH PROGRAMS

--------------------------------------------------------------------------------------------------------------------------------

        TOTAL INVESTMENT IN ASSOCIATEDS                                                                   7,276,517   3,056,681

--------------------------------------------------------------------------------------------------------------------------------

        OTHER PERMANENT INVESTMENTS                                                                                     167,032

--------------------------------------------------------------------------------------------------------------------------------

        TOTAL                                                                                                        40,525,147
--------------------------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                                        QUARTER:   1     YEAR:   2003
GRUPO TELEVISA, S.A.
                                                   PROPERTY, PLANT AND EQUIPMENT
                                                        (Thousands of Pesos)

                                                              ANNEX 4                                                 CONSOLIDATED
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
         CONCEPT                                                                 REVALUATION     DEPRECIATION       CARRYING VALUE
                                ACQUISITION      ACCUMULATED      CARRYING                            ON           (+) REVALUATION
                                     COST       DEPRECIATION       VALUE                          REVALUATION     (-) DEPRECIATION
----------------------------------------------------------------------------------------------------------------------------------

   DEPRECIATION ASSETS

--------------------------
PROPERTY                          3,359,722           877,105     2,482,617      4,888,635          1,596,193          5,775,059

--------------------------

MACHINERY                         4,395,326         2,207,783     2,187,543      5,590,836          3,809,516          3,968,863

--------------------------

TRANSPORT EQUIPMENT                 691,372           171,039       520,333        286,403            189,350            617,386

--------------------------
OFFICE EQUIPMENT                    235,384            97,643       137,741        298,103            183,295            252,549

--------------------------

COMPUTER EQUIPMENT                  516,909           289,540       227,369        280,460            250,317            257,512

--------------------------

OTHER                                                                     -                                                    -

---------------------------------------------------------------------------------------------------------------------------------

DEPRECIABLES TOTAL                9,198,713         3,643,110     5,555,603     11,344,437          6,028,671         10,871,369

---------------------------------------------------------------------------------------------------------------------------------

NOT DEPRECIATION
ASSETS

--------------------------

GROUNDS                             466,278                         466,278      3,035,672                             3,501,950

--------------------------

CONSTRUCTIONS IN
PROCESS                           1,097,416                       1,097,416                                            1,097,416

--------------------------

OTHER                                                                     -                                                    -

---------------------------------------------------------------------------------------------------------------------------------

NOT DEPRECIABLE
TOTAL                             1,563,694                 -     1,563,694      3,035,672                  -          4,599,366

---------------------------------------------------------------------------------------------------------------------------------

TOTAL                            10,762,407         3,643,110     7,119,297     14,380,109          6,028,671         15,470,735

---------------------------------------------------------------------------------------------------------------------------------


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA
GRUPO TELEVISA, S.A.
                                                              ANNEX 5
                                                         CREDITS BREAK DOWN
                                                        (Thousands of Pesos)



----------------------------------------------------------------------------------------------------------------------------------
                                                                                      Amortization of Credits in Foreign Currency
                                                                                        With National Entities (Thousands of $)
                                                          Denominated                 --------------------------------------------
                                                            In Pesos                                 Time Interval
                                                         -------------------------------------------------------------------------
 Credit Type / Institution   Amortization     Rate of       Until 1       More Than    Current    Until 1    Until 2   Until 3
                                 Date        Interest         Year         1 Year        Year       Year      Year       Year
----------------------------------------------------------------------------------------------------------------------------------
BANKS
                             -----------------------------------------------------------------------------------------------------

OTHER FINANCIAL ENTITIES
----------------------------------------------------------------------------------------------------------------------------------
SINDICADO                     12/21/06        2.43
----------------------------------------------------------------------------------------------------------------------------------
J.P. MORGAN BANK               6/30/03        4.25
----------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.                  7/24/04       10.61        152,625        76,313
----------------------------------------------------------------------------------------------------------------------------------
BANCA SERFIN, S.A.             5/15/06       10.21         64,000       144,000
----------------------------------------------------------------------------------------------------------------------------------
BANK OF AMERICA                3/31/10        3.88
----------------------------------------------------------------------------------------------------------------------------------
SUNTRUST BANK MIAMI, NATIONAL  4/1/08         1.41
----------------------------------------------------------------------------------------------------------------------------------
BNP PARIBAS                   11/15/07        1.94
----------------------------------------------------------------------------------------------------------------------------------
INBURSA, S.A.                  11/1/06       10.12          7,804        15,204
----------------------------------------------------------------------------------------------------------------------------------
BANCO DE BILBAO VIZCAYA, S.A.  1/30/06        5.86
----------------------------------------------------------------------------------------------------------------------------------
LEASING DE OCCIDENTE           3/19/05       13.86
----------------------------------------------------------------------------------------------------------------------------------
LEASING DEL VALLE              2/8/04        13.50
----------------------------------------------------------------------------------------------------------------------------------
LEASING DE COLOMBIA            3/21/05       14.53
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                               224,429       235,517          -          -         -          -
----------------------------------------------------------------------------------------------------------------------------------

STOCK EXCHANGE
                             -----------------------------------------------------------------------------------------------------
PRIVATE PLACEMENTS
UNSECURED DEBT
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                          5/13/03     11.96
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                          5/13/06     12.49
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                           8/8/05      9.07
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                          9/13/11      8.41
----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                          3/11/32      8.94
----------------------------------------------------------------------------------------------------------------------------------
UDI DENOMINATED-NOTES            4/13/07      8.15                    3,543,552
----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                            -     3,543,552          -          -         -          -
----------------------------------------------------------------------------------------------------------------------------------

SUPPLIERS
                             -----------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                   389,983                           1,301,796
----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                           389,983             -          -  1,301,796         -          -
----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
                             -----------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                   860,060       129,201               278,277   589,211
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                                   860,060       129,201          -    278,277   589,211          -
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                        1,474,472     3,908,270          -  1,580,073   589,211          -
----------------------------------------------------------------------------------------------------------------------------------

[TABLE CONT'D]



                                                                                       QUARTER:   1                    YEAR:   2003




                                                                                                                       CONSOLIDATED
                                                                                                                     FINAL PRINTING
                                             --------------------------------------------------------------------------------------
                                                                  Amortization of Credits in Foreign Currency
                                                                    With Foreign Entities (Thousands of $)
                                             --------------------------------------------------------------------------------------
                                                                               Time Interval
-----------------------------                --------------------------------------------------------------------------------------
 Credit Type / Institution                   Until 4    Until 5    Current    Until 1    Until 2    Until 3     Until 4    Until 5
                                               Year       Year       Year       Year      Year        Year        Year       Year
-----------------------------                --------------------------------------------------------------------------------------

BANKS                                        --------------------------------------------------------------------------------------

OTHER FINANCIAL ENTITIES
-----------------------------------------------------------------------------------------------------------------------------------
SINDICADO                                                                                 431,680    647,520
-----------------------------------------------------------------------------------------------------------------------------------
J.P. MORGAN BANK                                                     276,941
-----------------------------------------------------------------------------------------------------------------------------------
BANAMEX, S.A.
-----------------------------------------------------------------------------------------------------------------------------------
BANCA SERFIN, S.A.
-----------------------------------------------------------------------------------------------------------------------------------
BANK OF AMERICA                                                          405        136       540        541        541     28,727
-----------------------------------------------------------------------------------------------------------------------------------
SUNTRUST BANK MIAMI, NATIONAL                                          3,288      1,096     5,181      5,079      5,079      6,346
-----------------------------------------------------------------------------------------------------------------------------------
BNP PARIBAS                                                            4,861      1,500     4,861      4,861      4,861      2,620
-----------------------------------------------------------------------------------------------------------------------------------
INBURSA, S.A.
-----------------------------------------------------------------------------------------------------------------------------------
BANCO DE BILBAO VIZCAYA, S.A.                                          4,657      2,535     4,139      1,339
-----------------------------------------------------------------------------------------------------------------------------------
LEASING DE OCCIDENTE                                                     318        113       612
-----------------------------------------------------------------------------------------------------------------------------------
LEASING DEL VALLE                                                        241         71        18
-----------------------------------------------------------------------------------------------------------------------------------
LEASING DE COLOMBIA                                                       68         24        99
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                          -          -    290,779      5,475   447,130    659,340     10,481     37,693
-----------------------------------------------------------------------------------------------------------------------------------

(STOCK EXCHANGE)

PRIVATE PLACEMENTS                           --------------------------------------------------------------------------------------
UNSECURED DEBT
-----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                              742,997
-----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                                                               57,662
-----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                                                 2,158,400
-----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                                                                                  3,237,600
-----------------------------------------------------------------------------------------------------------------------------------
HOLDERS                                                                                                                  3,237,600
-----------------------------------------------------------------------------------------------------------------------------------
UDI DENOMINATED-NOTES
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                 -          -    742,997       -    2,158,400     57,662        -    6,475,200
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
                                             --------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                                         353,298
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                      -          -        -      353,298         -          -        -            -
-----------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES
AND OTHER CREDITS
                                             --------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                                               16,992     71,019   112,347
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER CURRENT
LIABILITIES AND OTHER
CREDITS                                              -          -     16,992     71,019   112,347          -        -            -
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                     -          -  1,050,768    429,792 2,717,877    717,002     10,481  6,512,893
-----------------------------------------------------------------------------------------------------------------------------------


NOTES
  THE MATURITY OF SUCH LOAN AND  INTEREST  PAYABLE WERE  CHANGED AS  RE-
   FLECTED IN THIS SCHEDULE.

  THE EXCHANGE RATES FOR THE CREDITS DENOMINATED IN FOREIGN CURRENCY WERE AS FOLLOWS:

                          $           10.7920    PESOS PER U.S. DOLLAR
                                      11.7500    PESOS PER  EURO
                                       0.0036    PESOS PER COLOMBIAN PESO

                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                           QUARTER:   1                   YEAR: 2003
GRUPO TELEVISA, S.A.
                                       TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                                                        (Thousands of Pesos)

                                                               ANNEX 6                                                CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                                         DOLLARS (1)                      OTHER CURRENCIES

                              ------------------------------------------------------------------------
                                                                                                                    TOTAL
        TRADE BALANCE                  THOUSANDS         THOUSANDS         THOUSANDS         THOUSANDS            THOUSANDS
                                      OF DOLLARS         OF PESOS         OF DOLLARS         OF PESOS              OF PESOS
-----------------------------------------------------------------------------------------------------------------------------------
1. INCOME

------------------------------

EXPORTS                                  71,458           771,175            25,683           277,171               1,048,346

OTHER                                    16,638           179,557               696             7,511                 187,068

TOTAL                                    88,096           950,732            26,379           284,682               1,235,414
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

2. EXPENDITURE

------------------------------

IMPORT (RAW MATERIALS)                   63,308           683,220            23,764           256,461                 939,681

INVESTMENTS                               9,520           102,740               175             1,888                 104,628

OTHER                                    39,245           423,532             3,856            41,614                 465,146

TOTAL                                   112,073         1,209,492            27,795           299,963               1,509,455
-----------------------------------------------------------------------------------------------------------------------------------

NET BALANCE                             (23,977)         (258,760)           (1,416)          (15,281)               (274,041)
-----------------------------------------------------------------------------------------------------------------------------------

FOREIGN MONETARY POSITION

------------------------------

TOTAL ASSETS                            669,990         7,230,532           172,729         1,864,091               9,094,623

LIABILITIES POSITION                  1,210,312        13,061,687            55,400           597,877              13,659,564

SHORT-TERM LIABILITIES POSITION         234,162         2,527,076            54,209           585,024               3,112,100

LONG-TERM LIABILITIES POSITION          976,150        10,534,611             1,191            12,853              10,547,464

-----------------------------------------------------------------------------------------------------------------------------------
NET BALANCE                            (540,322)       (5,831,155)          117,329         1,266,214              (4,564,941)
-----------------------------------------------------------------------------------------------------------------------------------


NOTES

THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :

            $   10.7920   PESOS PER U.S. DOLLAR
                11.7500   PESOS PER EURO
                 3.5153   PESOS PER ARGENTINEAN PESO
                10.7920   PESOS PER PANAMANIAN BALBOA
                 0.0147   PESOS PER CHILEAN PESO
                 0.0036   PESOS PER COLOMBIAN PESO
                 3.0940   PESOS PER PERUVIAN NUEVO SOL
                 1.4500   PESOS PER FRENCH FRANC
                17.2900   PESOS PER POUNDS STERLING
                 1.3040   PESOS PER SWEDISH CROWN
                10.7920   PESOS PER ECUADORIAN SUCRE
                 4.9000   PESOS PER GERMAN MARK


THIS INFORMATION IS REPRESENTED ON A CONSOLIDATED BASIS AND INCLUDES, ACCORDINGLY, INFORMATION OF FOREIGN SUBSIDIARIES.

THE ASSETS IN U.S. DOLLARS INCLUDES NON - CURRENT ASSETS OF U.S. $ 228,938

                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                                        QUARTER:   1     YEAR:   2003
GRUPO TELEVISA, S.A.
                                                       INTEGRATION AND INCOME
                                                CALCULATION BY MONETARY POSITION (1)
                                                        (Thousands of Pesos)

                                                             ANNEX 7                                                CONSOLIDATED
                                                                                                                  FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                                                     (ASSET) LIABILITIES                                MONTHLY
    MONTH             MONETARY          MONETARY          MONETARY           MONTHLY                    (PROFIT)
                      ASSETS          LIABILITIES         POSITION          INFLATION                   AND LOSS
----------------------------------------------------------------------------------------------------------------------------------

JANUARY              23,929,156        20,993,316        (2,935,840)             0.00                   (11,867)

FEBRUARY             24,297,035        19,270,603        (5,026,432)             0.00                   (13,958)

MARCH                22,536,121        21,190,078        (1,346,043)             0.00                    (7,262)

APRIL                                                             -              0.00                         -

MAY                                                               -              0.00                         -

JUNE                                                              -              0.00                         -

JULY                                                              -              0.00                         -

AUGUST                                                            -              0.00                         -

SEPTEMBER                                                         -              0.00                         -

OCTOBER                                                           -              0.00                         -

NOVEMBER                                                          -              0.00                         -

DECEMBER                                                          -              0.00                         -

ACTUALIZATION:                                                    -                                        (172)

CAPITALIZATION:                                                   -                                           -

FOREIGN CORP.:                                                    -                                      (2,563)

OTHER                                                             -                                     (54,814)

-------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                   (90,636)
-------------------------------------------------------------------------------------------------------------------------

NOTES

              THE AMOUNT REFLECTED IN "OTHER" INCLUDES A GAIN FROM MONETARY
              POSITION DERIVED FROM DEFERRED TAXES FOR PS.  53,292  WHICH WAS
              CLASSIFIED  IN  THE  DEFERRED  INCOME  TAX  PROVISION IN ACORDANCE
              WITH THE GUIDELINES PROVIDED BY BULLETIN D-4 FOR DEFERRED TAXES.


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                                        QUARTER: 1        YEAR:   2003
GRUPO TELEVISA, S.A.
                                       BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

                                                                ANNEX 8                                                CONSOLIDATED
                                                                                                                     FINAL PRINTING
-----------------------------------------------------------------------------------------------------------------------------------
                FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
-----------------------------------------------------------------------------------------------------------------------------------

            THE AGREEMENTS OF THE U.S.$200 MILLION, U.S.$300 MILLION AND U.S.$300 MILLION SENIOR NOTES WITH
            MATURITY IN 2005, 2011 AND 2032, RESPECTIVELY, CONTAIN CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE
            COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE
            AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.








-----------------------------------------------------------------------------------------------------------------------------------

                                                ACTUAL SITUATION OF FINANCIAL LIMITED

-----------------------------------------------------------------------------------------------------------------------------------

                              AT MARCH 31, 2003, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS
                              RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.



                        ------------------------------------------------------------------------------------
                                                   C.P. JORGE LUTTEROTH ECHEGOYEN
                                                     CONTROLLER, VICE-PRESIDENT




                                                     MEXICO, D.F. APRIL 29, 2003




-----------------------------------------------------------------------------------------------------------------------------------
                                             BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

-----------------------------------------------------------------------------------------------------------------------------------

(1)  THIS FORM MUST BE SIGNED BY THE COMPANY'S GENERAL DIRECTOR OR FINANCE DIRECTOR, WITH THE EXPLANATION THAT THE FINANCIAL
     LIMITATIONS AGREED WERE MET. IN THE CASE OF FAILING TO FULFILL SOME OF THE LIMITATIONS, INDICATE THOSE LIMITATIONS AND A
     REGULATION PROGRAM SHOWING HOW THEY ARE GOING TO BE SATISFIED. THIS FORM SHOULD ALSO BE PRESENTED ATTACHED TO THE DICTAMINATED
     FINANCIAL STATEMENTS, SIGNED BY THE CORRESPONDING EXTERNAL AUDITORS.


                                                       MEXICAN STOCK EXCHANGE
                                                             SIFIC / ICS


STOCK EXCHANGE CODE:  TLEVISA                                                                           QUARTER:   1     YEAR: 2003
GRUPO TELEVISA, S.A.
                                          PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS


                                                               ANNEX 9                                                 CONSOLIDATED
                                                                                                                     Final Printing
-----------------------------------------------------------------------------------------------------------------------------------
       PLANT OR CENTER                 ECONOMIC ACTIVITY                       PLANT          UTILIZATION
                                                                            CAPACITY (1)           (%)
-----------------------------------------------------------------------------------------------------------------------------------

 TELEVISION:                                                                     0                 0
CORPORATIVO SANTA FE            HEADQUARTERS                                     0                 0
TELEVISA SAN ANGEL              PRODUCTION AND BROADCASTING PROGRAMMING.         0                 0
TELEVISA CHAPULTEPEC            PRODUCTION AND BROADCASTING PROGRAMMING.         0                 0
REAL ESTATE                     LAND AND UNOCCUPIED, BUILDING,                   0                 0
                                PARKING LOTS, ADMINISTRATIVE                     0                 0
                                OFFICES, RADIO ANTENNAS,                         0                 0
                                TELEVISION STATIONS FACILITIES.                  0                 0
TRANSMISSION STATIONS           BROADCASTER STATIONS.                            0                 0
PUBLISHING:                                                                      0                 0
EDITORIALS                      ADMINISTRATION, SALES, PRODUCTION,               0                 0
                                STORAGE AND DISTRIBUTION OF                      0                 0
                                MAGAZINES AND NEWSPAPERS.                        0                 0
AUDIO:                                                                           0                 0
SISTEMA RADIOPOLIS, S.A. DE C   BROADCASTER STATIONS.                            0                 0
CABLE TELEVISION:                                                                0                 0
CABLEVISION, S.A. DE C.V.       CABLE TELEVISION, SIGNAL CONDUCTION              0                 0
                                AND TRANSMISSION EQUIPMENT.                      0                 0
OTHER BUSINESSES:                                                                0                 0
IMPULSORA DEL DEPORTIVO         SOCCER, SOCCER TEAMS, TRAINING                   0                 0
NECAXA, S.A. DE C.V. AND CLUB   FACILITIES, ADMINISTRATIVE OFFICES AND           0                 0
DE FUTBOL AMERICA, S.A. DE C.   THE AZTECA STADIUM.                              0                 0
COMUNICACIONES MTEL, S.A. DE    NATIONWIDE PAGING.                               0                 0
AUDIOMASTER 3000, S.A. DE C.V   DUBBING, DUBBING EQUIPMENT AND                   0                 0
                                STUDIOS, AND ADMINISTRATIVE                      0                 0
                                OFFICES.                                         0                 0





---------------------------------------------------------------------------------------------------




NOTES


                          MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                                                               QUARTER: 1                  YEAR: 2003
GRUPO TELEVISA, S.A.
                                                         MAIN RAW MATERIALS


                                                              ANNEX 10                                                 CONSOLIDATED
                                                                                                                     FINAL PRINTING
------------------------------------------------------------------------------------------------------------------------------------
                         MAIN                                                    MAIN                             DOM.       COST
     DOMESTIC         SUPPLIERS                                 FOREIGN         SUPPLIERS                        SUBST.   PRODUCTION
                                                                                                                             (%)
------------------------------------------------------------------------------------------------------------------------------------

TAPES AND VIDEO    HEWLETT PACKARD,
CASSETTE FOR       S.A. DE C.V.                                                                                              0.22
RECORDING          FUJI FILM, S.A. DE C.V.                                                                                   0.02
                                                                VIDEOCASSETTE
                                                                FOR RECORDING   COLOR CASSETES                      YES      0.60
PROGRAMS AND FILMS CIMA FILMS, S.A. DE C.V.                                                                                  0.18
                   CINEMATOGRAFICA CALDERON, S.A.                                                                            0.15
                   CINEMATOGRAFICA FILMEX, S.A. DE C.V.                                                                      0.25
                   CINEMATOGRAFICA RODRIGUEZ, S.A.                                                                           0.39
                   CHURUBUSCO, S.A.                                                                                          0.60
                   DIANA INTERNACIONAL FILMS, S.A.                                                                           3.14
                   DISTRIBUIDORA ROMARI, S.A. DE C.V.                                                                        0.79
                   GRUPO GALINDO, S.A. DE C.V.                                                                               0.23
                   GUIAS, S.A. DE C.V.                                                                                       0.35
                   GUSSI, S.A. DE C.V.                                                                                       2.35
                   NUVISION, S.A.                                                                                            0.25
                   PELICULAS  RODRIGUEZ, S.A.                                                                                0.74
                   PELICULAS Y VIDEOS INTERNACIONALES, S.A.                                                                  0.26
                   PRODUCCIONES ALFA AUDIOVISUAL S.A. DE C.V.
                    PRODUCCIONES                                                                                             0.17
                   PRODUCCIONES GALUBI, S.A.                                                                                 0.11
                   QUALITY FILMS, S.A.                                                                                       0.13
                   SECINE, S.A. DE C.V.                                                                                      0.46
                   UNION INTERNACIONAL S.A. DE C.V.                                                                          0.11
                   OTHERS                                                                                                    1.42

                                                                PROGRAMS AND    ABC DISTRIBUTION COMPANY             NO      0.52
                                                                FILMS           ALFRED HABER DISTRIBUTION, INC       NO      1.53
                                                                                ALLIANCE INTERNATIONAL               NO      0.89
                                                                                ARGENTINA SONO FILMS, S.A.           NO      0.18
                                                                                B.R.B. INTERNACIONAL, S.A.           NO      0.14
                                                                                BKN TELEVISION SALES,S.A.            NO      0.14
                                                                                CANAL + DISTRIBUTION                 NO      0.15
                                                                                CARSEY WERNER DISTRIBUTION,INC.      NO      0.16
                                                                                CBS BROADCAST INTERNATIONAL          NO      1.06
                                                                                CINAR FILMS, INC.                    NO      0.62
                                                                                CLOVERWAY, INC.                      NO      0.44
                                                                                CONSTELLATION PICTURES, INC.         NO      2.37
                                                                                DARGAUD MARINA                       NO      0.44
                                                                                CORPORATION                          NO      0.18
                                                                                DREAMWORKS                           NO      0.60
                                                                                EVERGREEN ENTERTAINMENT CORP.        NO      0.45
                                                                                FIREWORKS INTERNATIONAL              NO      1.46
                                                                                FREMANTLE INTERNATIONAL
                                                                                  DISTRIBUTION, LTD.                 NO      0.90
                                                                                HALLMARK ENTERTAINMENT
                                                                                  DISTRIBUTION, CO.                  NO      0.18
                                                                                HASBRO, INC.                         NO      0.12
                                                                                HIGHPOINT PRODUCTIONS INC.           NO      0.30
                                                                                INDEPENDENT INTERNATIONAL T.V.
                                                                                  INC.                               NO      3.71
                                                                                LUCASFILM, LTD.                      NO      2.29
                                                                                MGM/UA TELECOMMUNICATIONS, INC.      NO      2.20
                                                                                MORGAN CREEK INTERNATIONAL           NO      0.61
                                                                                MTV NETWORKS A DIVISION OF VIACOM
                                                                                  INT.                               NO      1.01
                                                                                MULTIMEDIA GROUP OF CANADA           NO      0.29
                                                                                NBC INTERNATIONAL                    NO      0.80
                                                                                NEW LATIN IMAGE CORPORATION          NO      0.80
                                                                                NGTV INTERNATIONAL, LTD.             NO      0.35
                                                                                PARAMOUNT PICTURES , CORP.           NO      7.28
                                                                                RCN TELEVISION, S.A.                 NO      0.70
                                                                                REPRESENTACIONES DE TELEVISION,
                                                                                  S.A.                               NO      0.23
                                                                                RYSHER ENTERTAINMENT, INC.           NO      0.58
                                                                                SABAN INTERNATIONAL, N.V.            NO      0.14
                                                                                SALSA DISTRIBUTION                   NO      0.97
                                                                                SALSA ENTERTAINMENT                  NO      0.51
                                                                                SESAME WORKSHOP                      NO      0.17
                                                                                SONY CORPORATION OF AMERICA          NO      9.09
                                                                                SPI INTERNATIONAL, INC.              NO      0.35
                                                                                STUDIOCANAL IMAGE                    NO      0.16
                                                                                SUNBOW ENTERTAINMENT                 NO      0.85
                                                                                TELEVISION FILM DISTRIBUTION         NO      0.26
                                                                                TELEVIX ENTERTAINMENT                NO      0.39
                                                                                TEPUY INTERNATIONAL, INC.            NO      1.80
                                                                                TOEI ANIMATION CO., LTD              NO      0.28
                                                                                TOP ENTERTAINMENT PRODUCTS, INC.     NO      0.25
                                                                                TURNER INTERNATIONAL,INC.            NO      0.25
                                                                                TWENTIETH CENTURY FOX, INC.          NO      7.29
                                                                                UNIVERSAL STUDIOS INTERNATIONAL,
                                                                                  B.V.                               NO     12.64
                                                                                VENEVISION INTERNATIONAL, LTD.       NO      0.88
                                                                                VENTURA FILM DISTRIBUTORS BV         NO      1.39
                                                                                WARNER BROS. INTERNATIONAL
                                                                                  TELEVISION                         NO      9.76
                                                                                WHILAND COMPANY                      NO      2.07
                                                                                WORLD EVENTS LLC.                    NO      0.20
                                                                                WORDLDIVISION ENTERPRISES, INC.      NO      2.70
                                                                                XYSTUS, LLC.                         NO      0.28
                                                                                OTHERS                                       1.56

COAXIAL CABLE RG   NACIONAL DE
                   CONDUCTORES,
                   S.A. DE C.V.                                                                                             31.23
PLASTIC STAPLE     TV CABLE DE
                   COLOTLAN, S.A. C.V.                                                                                       0.10
SINGLE  TELEGRIP   CORPODISENO DE
                   HERRAJES, S.A.                                                                                            0.63
IDENTIFICATION
PLAQUE             RIBANDI, S.A. DE C.V.                                                                                     0.42
                                                                                HILTI  BOLT     HILTI  MEXICANA,
                                                                                                S.A. DE C.V.        NO       0.23
                                                                                SWITCH          CABLENETWORK
                                                                                                MEXICO              NO       0.14
                                                                                SWITCH          DISTRIBUIDORA Y
                                                                                                COMERCIALIZADORA    YES      4.23
                                                                                TWO OUTLET
                                                                                DEVICE ACT      TVC CORPORATION     YES      0.53
COUCHE PAPER       DISTRIBUIDORA DE
                   PAPEL                                                                                                     0.63
                   PRODUCTORA NAL.
                   DE PAPEL                                                                                                  0.41
                                                                                COUCHE PAPER    BOWATER INCOR
                                                                                                PORATED             YES      1.06
                                                                                                WEB SOURCE          YES      3.60
                                                                                                FINNIPAP            YES     15.17
                                                                                                TEMBEC, INC.        YES      7.46
                                                                                                BULKLEY DUNTON      YES     19.62
                                                                                                FOREST QUEST INC    YES      0.61
                                                                                                MYLLLIKOSKI
                                                                                                PAPEL               YES     16.27
                                                                                                M REAL              YES      2.00
                                                                                                NORKE CANADA        YES      0.14
                                                                                                UPM KYMMENE SEAS    YES      1.41
                                                                                                STORAENSO INTE      YES      1.05
PAPER AND
IMPRESSION         PRODUCTORA CO
                   MERCIALIZADORA Y
                   EDITORES DE LI
                   BROS, S.A. DE C.V.                                                                                        8.45
                   OFFSET
                   MULTICOLOR                                                                                               16.71
                   GRAFICAS LA
                   PRENSA, SA DE CV                                                                                          0.28
                                                                                PAPER AND       EDITORIAL ANTAR
                                                                                IMPRESSION      TICA QUEBEC, S.A.   YES      3.79
                                                                                                GRUPO OP GRAFICAS
                                                                                                S.A.                YES      0.22
                                                                                                PRINTER COLOMBIA
                                                                                                NA, S.A.            YES      1.31
                                                                                                GRUPO EDITORIAL              0.24
                                                                                                MOLINA, S.A.        YES      0.08
                                                                                                ST. IVES, INC.      YES      7.79
                                                                                                BEST LITHO          YES      0.49
                                                                                                EDITORES, S.A.      YES      0.12
                                                                                                RR DONELLY          YES      3.01
                                                                                                GUAD GRAPHICS       YES      4.44


------------------------------------------------------------------------------------------------------------------------------------


NOTES



                          MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                      QUARTER: 1      YEAR: 2003
GRUPO TELEVISA, S.A.
                       SALES DISTRIBUTION BY PRODUCT


                                                              ANNEX 11
                                                           DOMESTIC SALES                                             CONSOLIDATED
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                        TOTAL PRODUCTION     NET SELLS      MARKET                                MAIN
                      -----------------------------------            -------------------------------------------------------------
  MAIN PRODUCTS         VOLUME  AMOUNT    VOLUME  AMOUNT    SHARE             TRADEMARKS                     CUSTOMERS
                                                             (%)
----------------------------------------------------------------------------------------------------------------------------------
TELEVISION:
PROGRAMMING HALF HOURS
 PRODUCED
(DOMESTIC)             25.000
ADVERTISED TIME SOLD
(HALF HOURS)                                1     2,689,787                                         PROCTER & GAMBLE DE MEXICO,
                                                                                                     S.A. DE C.V.
                                                                                                    THE COCA-COLA EXPORT COMPANY.
                                                                                                    UNILEVER DE MEXICO, S.A. DE C.V.
                                                                                                    SABRITAS, S. DE R.L. DE C.V.
                                                                                                    GRUPO BIMBO, S.A. DE C.V.
                                                                                                    PEPSI COLA MEXICANA, S.A DE C.V.
                                                                                                    CERVECERIA MODELO, S.A. DE C.V.
                                                                                                    TELEFONOS DE MEXICO, S.A.
                                                                                                     DE C.V.
                                                                                                    DANONE DE MEXICO, S.A. DE C.V.
                                                                                                    NESTLE MEXICO, S.A. DE C.V.
                                                                                                    KIMBERLY CLARK DE MEXICO, S.A.
                                                                                                     DE C.V.
                                                                                                    CENTRAL IMPULSORA , S.A. DE C.V.
                                                                                                    COSBEL, S.A. DE C.V.
                                                                                                    FRUGOSA, S.A. DE C.V.
OTHER INCOME                                        148,125
PROGRAMMING FOR PAY
 TELEVISION:
SALE OF SIGNALS                                     103,830
ADVERTISED TIME SOLD                                  9,656
PUBLISHING:
MAGAZINE CIRCULATION   32,747    226,969  14,102    155,107          TV Y NOVELAS MAGAZINE          GENERAL PUBLIC (AUDIENCE)
                                                                     TELEGUIA MAGAZINE,             DEALERS
                                                                     VANIDADES MAGAZINE             COMMERCIAL CENTERS (MALLS)
                                                                     COSMOPOLITAN MAGAZINE
                                                                     BIOGRAPHICAL BOOKS
                                                                     SOCCERMANIA MAGAZINE
                                                                     MEN'S HEALTH MAGAZINE
                                                                     TU MAGAZINE
                                                                     MUY INTERESANTE MAGAZINE
PUBLISHING                                           70,359                                         VARIOUS
PUBLISHING DISTRIBUTION:                   4,776    124,305          MAGAZINE:
                                                                     "SELECCIONES"  "BIBLIOTECA
                                                                     TOLKIEN" "PRINCESAS DE
                                                                     PORCELANA" "GRANDES
                                                                     PROTAGONISTAS DE LA
                                                                     HISTORIA" "FIELTRO"
CABLE TELEVISION:
ANALOGIC AND DIGITAL SERVICE                        227,011                                         GENERAL PUBLIC
SERVICE INSTALLATION                                  2,321                                         OPERADORA MEGACABLE, S.A. DE
                                                                                                     C.V.
PAY PER VIEW                                            327                                         CERVECERIA MODELO, S.A. DE C.V.
CHANNEL COMMERCIALIZATION                             3,690                                         GRUPO WARNER LAMBERT MEXICO,
                                                                                                     S. DE R.L DE C.V.
OTHER                                                 5,657                                         DAIMLERCHRYSLER DE MEXICO, S.A.
                                                                                                     DE C.V.
                                                                                                    FORD MOTOR COMPANY, S.A. DE C.V.
                                                                                                    THE COCA COLA EXPORT COMPANY.
                                                                                                    KIMBERLY CLARK DE MEXICO, S.A.
                                                                                                     DE C.V.
                                                                                                    BANCO NACIONAL DE MEXICO, S.A.
                                                                                                    ARENA COMMUNICATIONS,
                                                                                                     S.A. DE C.V.
                                                                                                    BAYER DE MEXICO, S.A. DE C.V.
                                                                                                    BURGER KING MEXICANA, S.A.
                                                                                                     DE C.V.
                                                                                                    EL PALACIO DE HIERRO, S.A.
                                                                                                     DE C.V.
RADIO:
ADVERTISED TIME SOLD                                 43,972                                         CERVECERIA MODELO, S.A. DE C.V.
                                                                                                    ARENA COMMUNICATIONS, S.A.
                                                                                                     DE C.V.
                                                                                                    VENTAS Y SERVICIOS AL
                                                                                                     CONSUMIDOR, S.A. DE C.V.
                                                                                                    PUBLICIDAD EN MASA, S.A.
                                                                                                     DE C.V.
                                                                                                    GIGANTE, S.A. DE C.V.
                                                                                                    PARTIDOS POLITICOS
                                                                                                    COMERCIAL MEXICANA
                                                                                                    EMBOTELLADORA MEXICANA, S.A.
                                                                                                     DE C.V.
                                                                                                    RR PRODUCCIONES, S.A. DE C.V.
                                                                                                    BURGER KING MEXICANA, S.A.
                                                                                                     DE C.V.
OTHER BUSINESSES:
DISTRIBUTION, RENTALS,
 AND SALE
OF MOVIE RIGHTS                                     153,833                                         VIDEOVISA, S.A. DE C.V.
                                                                                                    CINEMEX, S.A. DE C.V.
                                                                                                    CINEMARK DE MEXICO, S.A. DE C.V.
                                                                                                    ORGANIZACION RAMIREZ, S.A.
                                                                                                     DE C.V.
                                                                                                    COMPANIA OPERADORA DE TEATROS,
                                                                                                     S.A. DE C.V.
                                                                                                    GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW
 PROMOTION                                          104,566          AMERICA                        GENERAL PUBLIC (AUDIENCE)
                                                                     NECAXA                         FEDERACION MEXICANA DE FUTBOL,
                                                                     REAL SAN LUIS                   A.C.
                                                                     TICKET ACCES
NATIONWIDE PAGING SERVICE                            67,283          SKYTEL                         FERROCARRILES NACIONALES DE
                                                                                                    MEXICO, S.A.
                                                                                                    BANCO NACIONAL DE MEXICO, S.A.
                                                                                                    HEWLETT PACKARD DE MEXICO, S.A.
                                                                                                     DE C.V.
                                                                                                    COMISION FEDERAL DE ELECTRICIDAD
                                                                                                    EDS DE MEXICO, S.A. DE C.V.
                                                                                                    INTEGER, S.A. DE C.V.
                                                                                                    FERROSUR, S.A. DE C.V.
                                                                                                    SECRETARIA DE GOBERNACION
                                                                                                    SCHERING PLOUGH, S.A. DE C.V.
                                                                                                    BBVA BANCOMER, S.A.
                                                                                                    UNILEVER, S.A. DE C.V.
                                                                                                    I.B.M. DE MEXICO, S.A.
INTERNET SERVICES                                    15,372          ESMAS.COM                      MEDIA CONTACTS, S.A. DE C.V.
                                                                                                    NIKE DE MEXICO, S.A. DE C.V.
                                                                                                    MOTOROLA DE MEXICO, S.A. DE C.V.
                                                                                                    TELEFONOS DE MEXICO, S.A.
                                                                                                     DE C.V.
DUBBING SERVICES                                        624                                         DISTRIBUIDORA ROMARI, S.A.
                                                                                                     DE C.V.


------------------------------------------------------------------------------------------------------------------------------------
TOTAL                            226,969          3,925,825
------------------------------------------------------------------------------------------------------------------------------------


                          MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                      QUARTER: 1      YEAR: 2003
GRUPO TELEVISA, S.A.
                       SALES DISTRIBUTION BY PRODUCT


                                                              ANNEX 11
                                                            FOREIGN SALES                                             CONSOLIDATED
                                                                                                                    FINAL PRINTING
----------------------------------------------------------------------------------------------------------------------------------
                        TOTAL PRODUCTION     NET SELLS                                             MAIN
                      -----------------------------------                ---------------------------------------------------------
  MAIN PRODUCTS         VOLUME  AMOUNT    VOLUME  AMOUNT    DESTINATION           TRADEMARKS                     CUSTOMERS

----------------------------------------------------------------------------------------------------------------------------------

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD                            84,970 UNITED STATES                               CPIF VENTURE, INC.
                                                        OF AMERICA                                  VISA INTERNATIONAL SERVICE
                                                                                                       ASSOCIATION
                                                                                                      NISSIN FOOD PRODUCTS, CO LTD.
                                                                                                       MASTER CARD INTERNATIONAL
                                                                                                       GLOBAL MARKETING
                                                                                                      CHEIL COMMUNICATIONS,INC.
                                                                                                      REYNOLDS CONSUMER PRODUCTS
PROGRAMMING FOR PAY TELEVISION:
SALES OF SIGNALS                                 28,685 SPAIN
                                                        ARGENTINA
                                                        CHILE
                                                        GUATEMALA
PROGRAM LICENSING:                                      COLOMBIA
PROGRAMMING AND ROYALTIES                       406,678 UNITED STATES
                                                        OF AMERICA        TELEVISA                    MCCANN ERICKSON
                                                        CENTRAL AMERICA   TELEVISA                    MINDSHARE
                                                        CARIBBEAN         TELEVISA                    BBDO WORLDWIDE
                                                        EUROPE            TELEVISA                    SPOTPLUS
                                                        SOUTH AMERICA     TELEVISA                    CARAT, INC.
                                                        AFRICA            TELEVISA                    OPTIMUM MEDIA, INC.
                                                        ASIA              TELEVISA                    GREY ADVERTISING, INC.
                                                                                                      INITIATIVE MEDIA, INC.
                                                                                                      GSD&M
                                                                                                      DAILEY & ASSOCIATES
PUBLISHING:
MAGAZINE CIRCULATION, BOOKS
 AND ADVERTISING                          5,953  85,564 GUATEMALA AND     T.V.Y NOVELAS MAGAZINE      GENERAL PUBLIC (AUDIENCE)
                                                         COSTA RICA
                                                        UNITED STATES OF  BIOGRAPHICAL BOOKS          DEALERS
                                                         AMERICA
                                                        PANAMA            VANIDADES MAGAZINE
                                                        SOUTH AMERICA     COSMOPOLITAN MAGAZINE
                                                        CENTRAL AMERICA   TU  MAGAZINE
PUBLISHING                                       31,539
PUBLISHING DISTRIBUTION:                  2,689 240,231 PANAMA            SEMANA MAGAZINE             GENERAL PUBLIC (AUDIENCE)
                                                        SOUTH AMERICA     SELECCIONES MAGAZINE
                                                                          CROMOS MAGAZINE
                                                                          CAMBIO 16 MAGAZINE
                                                                          HAGA FACIL MAGAZINE
OTHER BUSINESSES:
DUBBING SERVICES                                  8,313 UNITED STATES OF                              VIDEX INTERNATIONAL, S.A
                                                        AMERICA                                       COLUMBIA TRISTAR INTERNATIONAL
                                                                                                       TELEVISION
                                                                                                      C.B.S. BROADCAST INTERNATIONAL
                                                                                                      TWENTIETH CENTURY FOX
                                                                                                       INTERNATIONAL TELEVISION
                                                                                                      TELEVIX ENTERTAINMENT

----------------------------------------------------------------------------------------------------------------------------------
TOTAL                                           885,980
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       5/1/03 3:19


                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                      QUARTER: 1      YEAR: 2003
GRUPO TELEVISA, S.A.

                                  ANNEX 12
 SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                            (Thousands of Pesos)

-------------------------------------------------------------------------------
          NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
-------------------------------------------------------------------------------

NFEA BALANCE TO DECEMBER 31st OF:      2002                     4,681,817

Number of shares Outstanding at the Date of the NFE         9,133,040,705
                         ( Units )
---- ARE THE FIGURES FISCALLY AUDITED?  ---- ARE FIGURES FISCALLY CONSOLIDATED?
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
                     DIVIDENDS COLLECTED IN THE PERIOD
-------------------------------------------------------------------------------
                         NUMBER OF SHARES
  QUARTER       SERIES     OUTSTANDING     DATE OF SETLEMENT     AMOUNT
-------------------------------------------------------------------------------
     0            0            0.00                               0.00


-------------------------------------------------------------------------------
               DETERMINATION OF THE NFEA OF THE PRESENT YEAR
-------------------------------------------------------------------------------
NFE FROM THE PERIOD FROM JANUARY 1 TO              31 OF DECEMBER, 2003

                FISCAL EARNINGS                                       0

                 - DETERMINED INCOME                                  0

                 + DEDUCTED WORKER'S PROFIT SHARIN0

                 - DETERMINER WORKER                                  0

                 - DETERMINED RFE                                     0

                 - NON DEDUCTABLES                                    0

                NFE OF PERIOD:                                        0


-------------------------------------------------------------------------------
               BALANCE OF THE NFEA AT THE END OF THE PERIOD
                        (Present year Information)
-------------------------------------------------------------------------------

NFEA BALANCE TO 31 OF MARCH OF 2003                            4,752,335

Number of Shares Outstanding at the Date of the NFEA:      9,133,040,705
                  ( Units )


-------------------------------------------------------------------------------
                       MODIFICATION BY COMPLEMENTARY
-------------------------------------------------------------------------------
NFEA BALANCE TO:  DECEMBER 31st OF: 0000                              0

Number of Shares Outstanding at the Date of the NFEA:                 0
                ( Units )

-------------------------------------------------------------------------------
                                                                   5/1/03 3:19

                           MEXICAN STOCK EXCHANGE
                                SIFIC / ICS

STOCK EXCHANGE CODE:  TLEVISA                      QUARTER: 1      YEAR: 2003
GRUPO TELEVISA, S.A.

                                ANNEX 12 - A
        SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS
                         ACCOUNT REINVERTED (NFEAR)
                            (Thousands of Pesos)

-------------------------------------------------------------------------------
         NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
-------------------------------------------------------------------------------

NFEAR BALANCE TO DECEMBER 31st OF        2002                    624,936

Number of shares Outstanding at the Date of the NFEAR:     9,133,040,705
                      ( Units )

--- ARE FIGURES FISCALLY AUDITED?       --- ARE FIGURES FISCALLY CONSOLIDATED?
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
         DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEAR
-------------------------------------------------------------------------------
                         NUMBER OF SHARES
  QUARTER       SERIES     OUTSTANDING     DATE OF SETTLEMENT    AMOUNT
-------------------------------------------------------------------------------
     0            0            0.00                               0.00



-------------------------------------------------------------------------------
              DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
-------------------------------------------------------------------------------
NFER FROM THE PERIOD FROM JANUARY 1 TO 31 OF DECEMBER 2003
   FISCAL EARNINGS
      + DEDUCTED WORKERS' PROFIT SHARING
      - DETERMINED INCOME TAX:
      - NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREIGN OF PROFIT:
   DETERMINATED RFE OF THE FISCAL YEAR
      - INCOME TAX (DEFERRED ISR):
      * FACTOR TO DETERMINE THE NFEAR:
   NFER FROM THE PERIOD



-------------------------------------------------------------------------------
               BALANCE OF THE NFEAR AT THE END OF THE PERIOD
-------------------------------------------------------------------------------
NFEAR BALANCE TO:   31 OF MARCH 2003                            633,159

Number of Shares Outstanding at the Date of the NFEAR:    9,133,040,705
             ( Units )



-------------------------------------------------------------------------------
                       MODIFICATION BY COMPLEMENTARY
-------------------------------------------------------------------------------
NFEAR BALANCE TO:  DECEMBER 31st OF: 2001                             0
Number of Shares Outstanding at the Date of the NFEAR:                0
             ( Units )
-------------------------------------------------------------------------------
                                                                  5/1/03 3:19

                      MEXICAN STOCK EXCHANGE ("BMV")
                                SIFIC / ICS

STOCK EXCHANGE CODE:    TLEVISA                               DATE:    5/1/03


GENERAL DATA OF ISSUER

-------------------------------------------------------------------------------
COMPANY'S NAME:         GRUPO TELEVISA, S.A.
ADDRESS:                AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-20-00
FAX:                    5261-24-94                              AUTOMATICO
E-MAIL:                 ir@televisa.com.mx
INTERNET ADDRESS:       www.televisa.com.mx

TAX DATA OF THE ISSUER
-------------------------------------------------------------------------------

COMPANY TAX CODE:       GTE901219GK3
ADDRESS:                AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.

RESPONSIBLE FOR PAYMENT

-------------------------------------------------------------------------------
NAME:                   C.P. JOSE RAUL GONZALEZ LIMA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-25-77
FAX:                    5261-20-43

EXECUTIVES DATA
-------------------------------------------------------------------------------

BMV POSITION:           CHAIRMAN OF THE BOARD
POSITION:               CHAIRMAN OF THE BOARD
NAME:                   SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:           DOCTORES
ZIP CODE:               O6724
CITY AND STATE:         MEXICO D.F.
TELEPHONE:              5709-42-89
FAX:                    5709-39-88
E-MAIL:                 emilio@televisa.com.mx
-------------------------------------------------------------------------------

                       MEXICAN STOCK EXCHANGE ("BMV")
                                SIFIC / ICS

STOCK EXCHANGE CODE:    TLEVISA                               DATE:    5/1/03


BMV POSITION:           GENERAL DIRECTOR
POSITION:               PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:                   SR. EMILIO FERNANDO AZCARRAGA JEAN
ADDRESS:                AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:           DOCTORES
ZIP CODE:               O6724
CITY AND STATE:         MEXICO D.F.
TELEPHONE:              5709-42-89
FAX:                    5709-39-88
E-MAIL:                 emilio@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           FINANCE DIRECTOR
POSITION:               EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
NAME:                   LIC. ALFONSO DE ANGOITIA NORIEGA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO D.F.
TELEPHONE:              5261-24-52
FAX:                    5261-24-54
E-MAIL:                 aangoitia@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           RESPONSIBLE FOR SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:               DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:                   C.P. JOSE RAUL GONZALEZ LIMA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-25-77
FAX:                    5261-20-43
E-MAIL:                 rglima@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           RESPONSIBLE FOR LEGAL MATTERS
POSITION:               VICE PRESIDENT - LEGAL AND GENERAL COUNSEL OF GRUPO
                        TELEVISA
NAME:                   LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-25-85
FAX:                    5261-25-46
E-MAIL:                 jmijares@televisa.com.mx
-------------------------------------------------------------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")
                                SIFIC / ICS

STOCK EXCHANGE CODE:    TLEVISA                             DATE:    5/1/03


BMV POSITION:           SECRETARY OF THE BOARD OF DIRECTORS
POSITION:               SECRETARY OF THE BOARD OF DIRECTORS
NAME:                   LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-25-85
FAX:                    5261-25-46
E-MAIL:                 jmijares@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           PROSECRETARY OF THE BOARD OF DIRECTORS
POSITION:               EXTERNAL GENERAL COUNSEL
NAME:                   LIC. RICARDO MALDONADO YANEZ
ADDRESS:                MONTES URALES 505, PISO 3
NEIGHBORHOOD:           LOMAS DE CHAPULTEPEC
ZIP CODE:               11000
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5201-74-47
FAX:                    5520-10-65
E-MAIL:                 rmaldonado@macf.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:               DIRECTOR OF INVESTOR RELATIONS
NAME:                   LIC. ALBERTO ISLAS TORRES
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-20-42
FAX:                    5261-24-94
E-MAIL:                 aislast@televisa.com.mx
-------------------------------------------------------------------------------

BMV POSITION:           RESPONSIBLE FOR SENDING INFORMATION THROUGH EMISNET
POSITION:               SECRETARY OF THE BOARD OF DIRECTORS
NAME:                   LIC. JUAN SEBASTIAN MIJARES ORTEGA
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-25-85
FAX:                    5261-25-46
E-MAIL:                 jmijares@televisa.com.mx
-------------------------------------------------------------------------------

                      MEXICAN STOCK EXCHANGE ("BMV")
                                SIFIC / ICS

STOCK EXCHANGE CODE:    TLEVISA                             DATE:    5/1/03


BMV POSITION:           RESPONSIBLE FOR SENDING RELEVANT EVENTS THROUGH EMISNET
POSITION:               DIRECTOR OF INVESTOR RELATIONS
NAME:                   LIC. ALBERTO ISLAS TORRES
ADDRESS:                AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:           SANTA FE
ZIP CODE:               O1210
CITY AND STATE:         MEXICO, D.F.
TELEPHONE:              5261-20-42
FAX:                    5261-24-94
E-MAIL:                 aislast@televisa.com.mx
-------------------------------------------------------------------------------

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: May 2, 2003                           By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President